

Marriott International, Inc.

2001 Annual Report



Our 75th Year of Service

Full-Service Lodging









Marriott.
HOTELS·RESORTS·SUITES

Marriott Hotels, Resorts and Suites is our flagship brand of 424 upscale hotels, including 20 JW Marriott Hotels, 35 Marriott Resorts and 13 Marriott Conference Centers. The Marriott Hotels, Resorts and Suites brand is trusted by guests the world over to enhance their travel or meeting experience with knowledgeable service, genuine care and gracious attention to detail. Our thoughtfully designed hotels feature spacious and comfortably appointed guest rooms; pools and fitness centers; superb restaurants and room service; and for the business traveler looking to enhance productivity, The Room That Works® business centers, and Concierge and Executive Levels.



JW MARRIOTT
HOTELS & RESORTS

JW Marriott Hotels & Resorts is a distinctive collection of luxurious hotels providing the attentive personal service, elegant accommodations and extensive array of services required by the world's most discerning travelers. JW Marriott Hotels & Resorts are now located in key business and leisure destinations throughout the world.



Marriott.
RESORTS

Marriott Resorts is our award-winning portfolio of distinctive properties in the world's most sought-after destinations. Designed for travelers seeking memorable and rewarding experiences, Marriott Resorts offers attentive service and exceptional amenities, with many featuring world-class golf and spa facilities.

Full-Service Lodging











Marriott.
CONFERENCE CENTERS

Marriott Conference Centers provides the special expertise, environment, technology and on-site recreation to ensure creative, effective meetings for small to mid-size groups. Positioned close to cities with distraction-free surroundings, Marriott Conference Centers sets the stage for "The Ultimate Meeting Experience."



RENAISSANCE®
HOTELS

Renaissance Hotels, Resorts and Suites is an upscale, distinctive, sophisticated full-service hotel brand designed to enhance the enjoyment and productivity of our guests. Renaissance guests can expect stylish, comfortable environments; crisp, respectful service; and contemporary restaurants that feature well-defined, quality dining experiences. Enjoy the warm, inviting ambience of Renaissance in more than 120 properties worldwide.



THE RITZ-CARLTON®
HOTEL COMPANY, L.L.C.

The Ritz-Carlton Hotel Company is the premier global luxury hotel brand and a worldwide symbol of prestige and distinction. Each Ritz-Carlton hotel offers fine dining, 24-hour room service and twice-daily housekeeping, as well as the finest fitness facilities, business centers and concierge service. Ritz-Carlton operates 45 hotels and resorts worldwide.

BVLGARI
HOTELS & RESORTS

BVLGARI Hotels & Resorts, developed in partnership with jewelry and luxury goods designer Bulgari SpA, is a new luxury hotel brand designed to appeal to guests who seek a distinctive, sophisticated setting in major cities and exclusive destinations. Each property will feature Bulgari's striking Italian contemporary style and offer the finest Italian-influenced cuisine, progressive wellness centers and many unique amenities. The first BVLGARI Hotels & Resorts property will open in 2003 in Milan.

WITH NEARLY 2,600 DISTINCTIVE HOTELS, RESORTS AND OTHER HOSPITALITY BUSINESSES IN 65 COUNTRIES, MARRIOTT OFFERS CUSTOMERS A WORLD OF CHOICES.



VISION: to be the world's leading provider of hospitality services.

CONTENTS

[1] Financial Highlights
[2] Brand Overview
[6] Executive Letter
[10] Our "Spirit to Serve" Is Stronger Than Ever
[11] Financial Review
[21] Financial Statements
[25] Notes to Financial Statements
[40] Selected Historical Financial Data
[41] Management's Report
[41] Report of Independent Public Accountants
[42] Directors and Officers
[43] Corporate Information

Marriott International, Inc. is a worldwide hospitality leader. We offer the most comprehensive portfolio of hospitality brands and businesses in the industry, with nearly 2,600 operating units in 65 countries and territories.

Today, Marriott operates and franchises approximately 436,000 rooms across 18 distinct lodging, vacation ownership and corporate housing brands to meet the needs and tastes of any traveler. Our senior living brands serve over 25,000 residents in communities across the United States. Our distribution business provides food and related products to hotels and some of the largest restaurant chains in the world.

Our brands are leaders in their respective segments and enjoy a high level of customer and owner preference. Marriott's considerable competitive advantages – a full range of brands and services, expanding worldwide distribution and commitment to high-quality growth – allow us to provide our customers with world-class service and comfort wherever they go.

Marriott has grown tremendously over the past decade. Our basic values and principles, however, have remained the same for 75 years: concern for our associates, hands-on management, and a tireless commitment to excellence.

Located in the heart of London, the Renaissance London Chancery Court Hotel offers both classic style and contemporary amenities in a meticulously restored Edwardian setting.

FINANCIAL HIGHLIGHTS


$16.0
$17.7
$19.8
$20.0
98
99
00
01

SYSTEMWIDE SALES
(billions)


$736
$830
$922
$772**
$590*
98
99
00
01

OPERATING PROFIT
(millions)
**as reported*
***excluding restructuring and other charges*


$1.46
$1.51
$1.89
$1.58**
$.92*
98
99
00
01

EARNINGS PER SHARE
(diluted)
**as reported*
***excluding restructuring and other charges*

MARRIOTT INTERNATIONAL, INC.

	2001	2000	CHANGE
(dollars in millions, except per share amounts)			
Systemwide sales	**$20,000**	$19,781	1%
Operating profit[1]	**$ 772**	$ 922	(16%)
Net income[1]	**$ 408**	$ 479	(15%)
Diluted earnings per share[1]	**$ 1.58**	$ 1.89	(16%)
EBITDA[1,2]	**$ 972**	$ 1,052	(8%)

[1] *Amounts exclude restructuring and other charges in 2001.*
[2] *Earnings before interest expense, income taxes, depreciation and amortization.*


$29.00
$31.56
$42.25
$41.15
98
99
00
01

STOCK PRICE
(as of year end)


328,300
355,900
390,500
435,900
98
99
00
01

LODGING ROOMS
(excluding ExecuStay apartments)


6.8%
7.1%
7.5%
7.9%
98
99
00
01

SHARE OF TOTAL U.S. ROOM SUPPLY
(excluding timeshare and ExecuStay apartments)

To Our Shareholders



[R] J.W. Marriott, Jr.
Chairman and Chief Executive Officer

[L] William J. Shaw
President and Chief Operating Officer

Marriott opened nearly 50,000 lodging rooms in 2001, and at year-end we operated or franchised 2,398 lodging properties.

Over the past 75 years, Marriott has prospered through many economic cycles and political climates. In 2001, the technology sector meltdown and belt-tightening by major industries left the U.S. economy in its worst slump in a decade. Following September 11, the threat of terrorism and a softening global economy provided the most challenging travel environment any of us had ever faced.

While the entire travel industry was hammered by these unprecedented events, we watched with pride as Marriott associates repeatedly rose above the challenges. The world may have changed forever during 2001, but today we face the future with a renewed sense of purpose and conviction.

Marriott's performance in 2001 demonstrated that we are well prepared for economic difficulty.

Net income totaled $236 million, and diluted earnings per share were $.92. Our earnings reflected restructuring and other charges totaling $271 million pretax. These charges were largely due to the downturn in the economy after the terrorist attacks on September 11 and included severance, hotel development cancellations, charges for loans and guarantees primarily related to 15 hotels, the closure of administrative facilities, the decision to exit a companion-style, moderate-priced assisted living brand, as well as other charges for both our lodging and non-lodging businesses.

Our balance sheet remained strong. We completed $663 million in asset sales, including $46 million in the fourth quarter. Earnings before interest expense, taxes, depreciation and amortization (EBITDA) coverage of interest was 4.1 times in 2001.

Marriott opened nearly 50,000 lodging rooms in 2001, and at year-end, we operated or franchised 2,398 lodging properties across 18 brands in 65 countries.

Our highly diverse, strategically located portfolio of brands presented clear advantages this year. While international travel declined, intra-country demand remained strong in most nations. Drive-to markets were stronger than fly-to destinations. Select-service and extended-stay hotels performed better than large convention properties. Our 71 percent U.S.-operated hotel occupancy remained significantly above the industry average of 60 percent, and we maintained our market share premium (measured in revenue per available room, or "REVPAR") over our competitive set.

Marriott Lodging operating profit totaled $756 million in 2001 (excluding restructuring and other charges), a decline of 19 percent from the prior year. While disappointing, our performance compared favorably to the lodging industry's estimated 27 percent profit decline in 2001.

Over 50 percent of our lodging operating income (excluding the impact of restructuring and other charges) came from relatively stable base management and franchise fees. Base management and franchise fees remained flat with 2000 levels, reflecting the 10 percent decline in REVPAR during the year, offset by the 12 percent increase in the number of rooms under Marriott flags. Despite the decline in REVPAR, we still earned over $200 million in incentive management fee revenue due to strong cost control.

Marriott Vacation Club International contributed 20 percent of Marriott Lodging operating profit in 2001, and operating profit increased 8 percent over the prior year (excluding restructuring and other charges). While the business successfully rolled out seven new properties and a new brand, profits were constrained by higher marketing costs in a softer demand environment. One-third of sales in 2001 came from repeat





[L]

Our associates take pride in offering the world-class service customers expect from Marriott International.

[R]

A sunlit view of the rotunda in the Bucharest Marriott Grand Hotel, Marriott's first property in Romania.

customers or customer referrals, reflecting high customer satisfaction.

Marriott Distribution Services reported a $1 million loss during the year (excluding restructuring and other charges). The business suffered from the soft economy, transportation inefficiencies related to new customers, and the loss of a major contract in 2001. We are undertaking a strategic review of this business in 2002.

Marriott Senior Living Services showed significant operating improvement in 2001, with results increasing as the business focused on operating excellence. The business also benefited from strengthening demand at maturing facilities and slower industry supply growth. Profits increased to $17 million in 2001, excluding a $60 million charge stemming from our decision to actively pursue the sale of our Village Oaks retirement communities and $2 million in other charges.

Marriott's strong overall results are a testimony to our broad distribution, solid business model, powerful brand culture and experienced hotel managers, as well as our decisive response to the year's unique challenges.

As the economy slowed early in the year, we aggressively cut costs and improved efficiencies wherever possible. At the same time, we developed contingency plans to be implemented if conditions warranted.

Following September 11, as travel industry conditions worsened, we acted quickly. Across the company, we reduced staff, adjusted associate hours and delayed filling vacant positions. We modified restaurant menus and hours and deferred new business initiatives.

We won accolades from our hotel owners and franchisees for our strong, immediate response to the changing environment. Through a variety of cost-containment measures at the property level, our hotels were able to operate profitably at lower occupancy rates. By taking equally aggressive measures at the corporate level, we were able to provide essential services to properties at a reduced cost.

Our efforts would have been meaningless, however, unless we also maintained customer satisfaction. We increased our usual keen focus on traveler needs and essential services, and worked hard to minimize any impact on our customers. We also took aggressive steps to build on our existing strengths, increase our visibility and leverage the power and preference of Marriott brands.

We offered a variety of promotions to get Americans traveling again and accelerated the launch of our nationwide advertising campaign, "Come Out and Play," which generated $100 million in revenue and 1.25 million room nights in 2001.

Marriott Rewards, our frequent stay program, was an important tool in driving new demand in this environment. With a worldwide membership of nearly

We won accolades from our hotel owners and franchisees for our strong, immediate response to the changing environment.

[L]
Situated on California's Gold Coast near great shopping, entertainment and leisure options, Marriott Vacation Club's Newport Coast Villas is the perfect choice for a relaxing getaway.

[R]
Our "spirit to serve" philosophy invites our guests to relax and leave the details to us.





Conversions accounted for nearly 40 percent of our new room openings in 2001.

16 million, Marriott Rewards is the largest and most preferred loyalty program in the lodging industry today. In 2001, Marriott Rewards was named "Best Hotel Rewards Program in the World" by *Business Traveler* magazine for the fifth consecutive year.

We aggressively marketed to Marriott Rewards members throughout the year. We were encouraged to find that our most frequent travelers not only remained loyal to Marriott, they maintained an energetic travel schedule, generating an increasing percentage of our revenue.

Leisure travel also represented a growing proportion of our business during the year. Marriott encouraged leisure travel by developing weekend promotions and forming new partnerships with organizations like the American Automobile Association.

We also introduced several new products, including a business-to-business Travel Card and a new "stored value" Gift Card that replaces our previous paper certificates.

State-of-the-art systems, programs and technology continued to fuel Marriott's success.

Our reservations system remained the best in the industry. For the fourth straight year, Marriott held the industry "Triple Crown": the lowest cost per reservation, the highest contribution to occupancy, and the highest revenue generated per call. Reservations made through Marriott.com grew by 72 percent to yield $715 million in revenue. Our focus on rational pricing continues to improve our reaction time to changes in market demand, allowing us to maximize revenue even in a challenging business environment.

Our associates are the best in the world. This year they have made us especially proud. We've received messages from around the world – from customers, business partners and neighbors in our communities – praising their efforts in the face of extraordinary events, as well as the exceptional service and comfort they provide every day. We earn our associates' loyalty with a culture of fair treatment even in difficult times.

We remain committed to diversity throughout our business. Marriott was selected by *Working Mother* magazine as one of the "100 Best Companies for Working Mothers" for the eleventh consecutive year, and by *Fortune* magazine as one of the "Top 50 Companies for Minorities" for the fourth consecutive year. We were also recognized by *Fortune* magazine for the fifth consecutive year as one of the "100 Best Companies to Work For" in America, ranking third among companies with 100,000 or more employees. In addition, we received the "Catalyst Award" from a prestigious non-profit research organization for our innovative approach and success in fostering women's leadership.

Minorities and women now represent nearly 25 percent of corporate officers and 62 percent of managers in our company. Diverse vendors account for 5 percent of our domestic spending, or $151 million in 2001. The number of properties owned and operated by women and minority franchisees has increased more than 21 percent over the past two years.

This may have been our most challenging year ever, but we accomplished a great deal. We are cautious about 2002 but remain very optimistic about the longer term. While we anticipate that early 2002 will continue to reflect challenging business conditions, we hope to see improvement in demand by the second half of the year.

The good news is that new supply growth in the lodging industry should slow dramatically in 2002 and 2003. PricewaterhouseCoopers expects U.S. room supply to grow less than 1 percent in 2003, the lowest level in a decade. Lower supply growth will position the industry for a rebound in pricing power. Combined with the efficiency improvements made in 2001, it will also position Marriott well for increased profit growth in 2003 and 2004.

Our strong relative performance has encouraged hotel owners, franchisees and lenders to favor our brands as they consider branding alternatives. They know the strength of the Marriott brand will improve their business, even when people are traveling less. Conversions accounted for nearly 40 percent of our new room openings in 2001.

Our hotel development pipeline features over 300 hotels with more than 55,000 rooms, including over 36,000 rooms under construction. Owners or franchisees are developing over 95 percent of the pipeline. Including conversions, we expect 25,000 to 30,000 rooms will open in each of 2002 and in 2003.

There is still plenty of room for expansion. Our U.S. market share of rooms increased from 4.7 percent to 7.9 percent in the last 10 years. At year-end, Lodging Econometrics reported that Marriott brands accounted for nearly 20 percent of all new hotel rooms under construction and in permitting in the U.S.

International expansion remains a key to Marriott's growth. Three-quarters of the worldwide lodging industry is outside the U.S. While our international presence has increased eleven-fold over the past decade, we still have less than a 1 percent market share outside the U.S. This presents a tremendous opportunity. Nearly one-quarter of the rooms in our development pipeline are in non-U.S. markets.

Overall, our vision remains unchanged: to be the world's leading provider of hospitality services.

Our company is solid. Our business model works. Our brands are strong and highly preferred by customers and owners. And, of course, Marriott's enduring culture and great people continue to be our two most valued assets.

Hospitality remains a major long-term growth industry. One-tenth of the global workforce is associated with the travel and tourism industry. As communications and technology bring the world closer together, it has emerged as a critical contributor to global economic prosperity.

We continue to work hard – in partnership with our owners, franchisees, associates, customers and shareholders – to build a great tomorrow at Marriott.

We appreciate your support. As we celebrate our 75th anniversary year, we look forward to a bright and promising future together.



J.W. Marriott, Jr.
Chairman and Chief Executive Officer



William J. Shaw
President and Chief Operating Officer

March 1, 2002

Our company is solid.
Our business model works.
Our brands are strong
and highly preferred by
customers and owners.


Marriott.
75 Yrs
SPIRIT TO SERVE

Celebrating Marriott's
75 Years of the
"Spirit to Serve"


Marriott

OUR "SPIRIT TO SERVE" IS STRONGER THAN EVER

AS WE CELEBRATE OUR COMPANY'S ANNIVERSARY IN 2002, we recognize much more than just 75 years of growth and service excellence. We pay tribute to the driving force behind Marriott's success – our terrific people and our long-standing culture of "spirit to serve."

Marriott's guiding philosophy has always been to take care of our associates, and they'll take care of our customers. We are proud to provide a work environment where our associates' diverse perspectives and backgrounds are highly valued. We apply these same ideals to our communities, where we play an active role in creating better places to live and work around the world.

Our spirit to serve culture shined brighter than ever last year in the aftermath of the terrorist attacks on September 11. In New York, while our World Trade Center hotel was destroyed and our Financial Center hotel was severely damaged, we safely evacuated more than 2,000 guests and associates. In Washington, associates throughout the area raced to provide accommodations, supplies and services to the rescue effort at the Pentagon. In both cities, our associates proved their dedication to others again and again with bravery, compassion and self-sacrifice. Tragically, 11 guests remain unaccounted for, and we lost two associates at the New York Marriott World Trade Center hotel.

We rallied immediate and decisive support for our affected associates, guests and communities. We established a toll-free information line and opened a support center for our New York City associates. The J. Willard and Alice S. Marriott Foundation provided a $1 million grant to establish the Marriott Associate Assistance Fund. Marriott associates from around the world showed their support by donating supplies, raising funds and volunteering their services to the Red Cross and other relief organizations. Thousands of associates gave generously of their own leave to help support fellow associates in New York. Until it reopened in early January, the New York Marriott Financial Center hotel served as a Red Cross respite center for workers involved in the recovery effort. And our associates received literally thousands of messages of thanks and support from guests.

While we could not foresee the events of September 11, we were able to stand strong and make a difference in the lives of our guests, our communities and each other. Our associates are the best in the world. We are enormously proud of them and very grateful for their tremendous courage and dignity. Throughout our 75th year, we honor their accomplishments and their extraordinary spirit to serve.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion presents an analysis of results of our operations for fiscal years ended December 28, 2001, December 29, 2000, and December 31, 1999. Revenue per available room (REVPAR) is calculated by dividing room sales for comparable properties by room nights available to guests for the period. We consider REVPAR to be a meaningful indicator of our performance because it measures the period over period change in room revenues for comparable properties. REVPAR may not be comparable to similarly titled measures such as revenues. Comparable REVPAR, room rate and occupancy statistics used throughout this report are based on U.S. properties operated by us except for Fairfield Inn, which data also include franchised units. Systemwide sales and statistics include data from our franchised properties, in addition to our owned, leased and managed properties. Systemwide statistics are based on comparable worldwide units and reflect the impact of foreign exchange rates.

CONSOLIDATED RESULTS

Restructuring Costs and Other Charges

The Company has experienced a significant decline in demand for hotel rooms in the aftermath of the September 11, 2001 attacks on New York and Washington and the subsequent dramatic downturn in the economy. This decline has resulted in reduced management and franchise fees, cancellation of development projects, and anticipated losses under guarantees and loans. We have responded by implementing certain companywide cost-saving measures, although we do not expect significant changes to the scope of our operations. As a result of our restructuring plan, in the fourth quarter of 2001 we recorded pretax restructuring costs of $124 million, including (1) $16 million in severance costs; (2) $20 million, primarily associated with a loss on a sublease of excess space arising from the reduction in personnel; (3) $28 million related to the write-off of capitalized costs relating to development projects no longer deemed viable; and (4) $60 million related to the write-down of the Village Oaks brand of companion-style senior living communities, which are now classified as held for sale, to their estimated fair value. Detailed information related to the restructuring costs and other charges, which were recorded in the fourth quarter of 2001 as a result of the economic downturn and the unfavorable lodging environment, is provided below.

Restructuring Costs

Severance

Our restructuring plan resulted in the reduction of approximately 1,700 employees (the majority of which were terminated by December 28, 2001) across our operations. We recorded a workforce reduction charge of $16 million related primarily to severance and fringe benefits. The charge does not reflect amounts billed out separately to owners for property-level severance costs. In addition, we delayed filling vacant positions and reduced staff hours.

Facilities Exit Costs

As a result of the workforce reduction and delay in filling vacant positions, we consolidated excess corporate facilities. We recorded a restructuring charge of approximately $15 million for excess corporate facilities, primarily related to lease terminations and noncancelable lease costs in excess of estimated sublease income. In addition, we recorded a $5 million charge for lease terminations resulting from cancellations of leased units by our corporate apartment business, primarily in downtown New York City.

Development Cancellations and Elimination of Product Line

We incur certain costs associated with the development of properties, including legal costs, the cost of land and planning and design costs. We capitalize these costs as incurred and they become part of the cost basis of the property once it is developed. As a result of the dramatic downturn in the economy in the aftermath of the September 11, 2001 attacks, we decided to cancel development projects that were no longer deemed viable. As a result, we expensed $28 million of previously capitalized costs. In addition, management has begun to actively engage in efforts to sell 25 Village Oaks senior living communities. These communities offer companion living and are significantly different from our other senior living brands. As a result of the plan to exit this line of business, the assets associated with the 25 properties have been reclassified as assets held for sale and have accordingly been recorded at their estimated fair value, resulting in an impairment charge of $60 million.

Other Charges

Reserves for Guarantees and Loan Losses

We issue guarantees to lenders and other third parties in connection with financing transactions and other obligations. We also advance loans to some owners of properties that we manage. As a result of the downturn in the economy, certain hotels have experienced significant declines in profitability and the owners have not been able to meet debt service obligations to the Company or in some cases, to other third-party lending institutions. As a result, based upon cash flow projections, we expect to fund under certain guarantees, which are not deemed recoverable, and we expect that several of the loans made by us will not be repaid according to their original terms. Due to the expected guarantee fundings deemed non-recoverable and the expected loan losses, we recorded charges of $85 million in the fourth quarter of 2001.

Accounts Receivable – Bad Debts

In the fourth quarter of 2001, we reserved $17 million of accounts receivable following an analysis of these accounts which we deemed uncollectible, generally as a result of the unfavorable hotel operating environment.

Asset Impairments

The Company recorded a charge related to the impairment of an investment in a technology-related joint venture ($22 million), losses on the anticipated sale of three lodging properties ($13 million), write-offs of investments in management contracts and other assets ($8 million), and the write-off of capitalized software costs arising from a decision to change a technology platform ($2 million).

A summary of the restructuring costs and other charges recorded in the fourth quarter of 2001 is detailed as follows:

($ in millions)	Total charge	Non-cash charge	Cash payments in fourth quarter 2001	Restructuring costs and other charges liability at December 28, 2001
Severance	$ 16	$ 2	$6	$ 8
Facilities exit costs	20	—	2	18
Development cancellations and elimination of product line	88	88	—	—
Total restructuring costs	124	90	8	26
Reserves for guarantees and loan losses	85	52	—	33
Accounts receivable – bad debts	17	17	—	—
Write-down of properties held for sale	13	13	—	—
Impairment of technology-related investments and other	32	31	—	1
Total	$271	$203	$8	$60

The remaining liability related to the workforce reduction and fundings under guarantees will be substantially paid by the end of 2002. The amounts related to the space reduction and resulting lease expense due to the consolidation of facilities will be paid over the respective lease terms through 2012.

Further detail regarding the charges is shown below:

OPERATING PROFIT IMPACT

($ in millions)	Full-Service	Select-Service	Extended-Stay	Timeshare	Senior Living Services	Distribution Services	Total
Severance	$ 7	$ 1	$ 1	$2	$—	$1	$ 12
Facilities exit costs	—	—	5	—	—	1	6
Development cancellations and elimination of product line	19	4	5	—	60	—	88
Total restructuring costs	26	5	11	2	60	2	106
Reserves for guarantees and loan losses	30	3	3	—	—	—	36
Accounts receivable – bad debts	11	1	—	—	2	3	17
Write-down of properties held for sale	9	4	—	—	—	—	13
Impairment of technology-related investments and other	8	—	2	—	—	—	10
Total	$84	$13	$16	$2	$62	$5	$182

NON-OPERATING IMPACT

($ in millions)	Corporate expenses	Provision for loan losses	Interest income	Total corporate expenses and interest
Severance	$ 4	$—	$—	$ 4
Facilities exit costs	14	—	—	14
Total restructuring costs	18	—	—	18
Reserves for guarantees and loan losses	—	43	6	49
Impairment of technology-related investments and other	22	—	—	22
Total	$40	$43	$ 6	$89

2001 Compared to 2000

Net income and diluted earnings per share decreased 51 percent to $236 million and $.92, respectively. Net income was primarily impacted by pretax restructuring and other charges totaling $271 million and lower lodging operating profits due to the decline in hotel performance.

Sales of $10 billion in 2001 were flat compared to last year, reflecting a decline in hotel performance, partially offset by revenue from new Lodging and Distribution Services business and contributions from established Senior Living communities. Systemwide sales increased slightly to $20 billion.

2000 Compared to 1999

Net income increased 20 percent to $479 million and diluted earnings per share advanced 25 percent to $1.89. Profit growth was driven by our strong U.S. lodging operations, lower system-related costs associated with the year 2000 and the impact on the 1999 financial results of a $39 million pretax charge to reflect a litigation settlement. Results were also impacted by a $15 million one-time write-off of a contract investment in our Distribution Services segment in the first quarter of 2000.

Sales increased 15 percent to $10 billion in 2000, reflecting strong revenue resulting from new and established hotels, contributions from established Senior Living communities, as well as new customers in our Distribution Services business. Systemwide sales increased by 12 percent to $19.8 billion in 2000.

MARRIOTT LODGING

				Annual Change	
	2001	2000	1999	2001/ 2000	2000/ 1999
($ in millions)					
Sales	**$7,786**	$7,911	$7,041	–2%	+12%
Operating profit before restructuring costs and other charges	**756**	936	827	–19%	+13%
Restructuring costs	**(44)**	—	—	nm	—
Other charges	**(71)**	—	—	nm	—
Operating profit, as reported	**$ 641**	$ 936	$ 827	–32%	+13%

2001 Compared to 2000

Marriott Lodging, which includes our Full-Service, Select-Service, Extended-Stay, and Timeshare segments, reported a 32 percent decrease in operating profit and 2 percent lower sales in 2001. Results reflected restructuring costs of $44 million and other charges of $71 million, including a $36 million reserve for third-party guarantees we expect to fund and not recover out of future cash flow, $12 million of reserves for accounts receivable deemed uncollectible, a write-off of two investments in management contracts and other assets of $8 million, $13 million of losses on the anticipated sale of three lodging properties, and a $2 million write-off associated with capitalized software costs arising from a decision to change a technology platform. Results also reflect lower fees due to the decline in demand for hotel rooms, partially offset by increased revenue associated with new properties. Lodging management and franchise fee revenue declined 12 percent in 2001. Incentive fee revenue declined 36 percent, base fees revenue declined 3 percent, and franchise fee revenue increased 6 percent. Lodging operating profit in 2001 (including overhead but excluding restructuring costs and other charges) was attributable to base management fees (33 percent of total), franchise fees (21 percent) and land rent (3 percent) that are based on fixed dollar amounts or percentages of sales. The balance was attributable to our timesharing business (20 percent), and to incentive management fees and other income based on the profits of the underlying properties (23 percent).



Franchise Fees 21%
Land Rent 3%
Profit Participations 23%
Timesharing Resorts 20%
Base Management Fees 33%

2001 LODGING OPERATING PROFIT
($641 million)

Across our Lodging brands, REVPAR for comparable company-operated U.S. properties declined by an average of 10.4 percent in 2001. Average room rates for these hotels declined 2 percent and occupancy declined 6.7 percentage points. Occupancy, average daily rate and REVPAR for each of our principal established brands are shown in the following table.

	Comparable U.S. properties		Comparable systemwide	
	2001	Change vs. 2000	2001	Change vs. 2000
MARRIOTT HOTELS, RESORTS AND SUITES				
Occupancy	70.4%	–7.1%pts.	68.8%	–5.9%pts.
Average daily rate	$142.96	–2.9%	$132.55	–2.4%
REVPAR	$100.62	–11.8%	$ 91.19	–10.1%
RITZ-CARLTON				
Occupancy	66.9%	–10.4%pts.	67.6%	–8.1%pts.
Average daily rate	$249.94	+2.3%	$226.58	+4.1%
REVPAR	$167.21	–11.5%	$153.25	–7.0%
RENAISSANCE HOTELS, RESORTS AND SUITES				
Occupancy	65.6%	–7.7%pts.	66.2%	–4.4%pts.
Average daily rate	$137.79	–2.9%	$112.51	–4.3%
REVPAR	$ 90.39	–13.1%	$ 74.43	–10.4%
RESIDENCE INN				
Occupancy	77.8%	–5.1%pts.	77.9%	–3.9%pts.
Average daily rate	$105.46	–1.4%	$102.71	–0.3%
REVPAR	$ 82.05	–7.5%	$ 80.02	–5.0%
COURTYARD				
Occupancy	71.6%	–6.4%pts.	71.0%	–4.9%pts.
Average daily rate	$ 99.45	+1.2%	$ 94.68	+1.1%
REVPAR	$ 71.24	–7.0%	$ 67.21	–5.6%
FAIRFIELD INN				
Occupancy	66.3%	–3.2%pts.	66.3%	–3.2%pts.
Average daily rate	$ 64.70	+2.1%	$ 64.70	+2.1%
REVPAR	$ 42.91	–2.6%	$ 42.91	–2.7%


98,000
116,000
140,000
182,000
195,000
97 98 99 00 01
MARRIOTT VACATION CLUB INTERNATIONAL
(number of owners)


$61
$94
$123
$138
$147
97 98 99 00 01
MVCI ANNUAL OPERATING PROFIT
(millions)

Marriott Vacation Club International contributed over 20 percent of lodging operating profit in 2001, after the impact of restructuring and other charges. Operating profit increased 7 percent, reflecting a 22 percent increase in contract sales, the 2001 acquisition of the Grand Residence Club in Lake Tahoe, California and note sale gains in 2001 of $40 million compared to $22 million in 2000, partially offset by higher marketing and selling expenses and severance expenses of nearly $2 million associated with the Company's restructuring plan.

International Lodging reported a decrease in the results of operations, reflecting the impact of the decline in international travel and restructuring and other charges, partially offset by sales associated with new rooms. Over 35 percent of rooms added in 2001 were outside the United States.

LODGING DEVELOPMENT

Marriott Lodging opened 313 properties totaling nearly 50,000 rooms across its brands in 2001, while 14 hotels (approximately 3,700 rooms) exited the system. Highlights of the year included:

- Over 35 percent of new rooms opened were outside the United States. These include our first hotels in Belgium, Denmark and Ireland.
- Development of a new Marriott Vacation Club International resort in Phuket, Thailand, the EuroDisney resort, and the acquisition of The Grand Residence Club property in Lake Tahoe, California.
- One hundred and fifty properties (19,100 rooms) were added to our select-service and extended-stay brands.
- One hundred and forty-four properties (19,300 rooms), 39 percent of our total room additions for the year, were conversions from other brands.


300,400
328,300
355,900
390,500
436,000
97 98 99 00 01
LODGING ROOMS
(actual room growth, including all brands, excluding ExecuStay)

At year-end 2001, we had over 300 hotel properties and more than 55,000 rooms under construction or approved for development. We expect to open over 150 hotels and timesharing resorts (25,000 – 30,000 rooms) in 2002. These growth plans are subject to numerous risks and uncertainties, many of which are outside our control. See "Forward-Looking Statements" and "Liquidity and Capital Resources."

2000 Compared to 1999

Marriott Lodging reported a 13 percent increase in operating profit on 12 percent higher sales in 2000. Results reflected solid room rate growth at U.S. hotels and contributions from new properties worldwide. Lodging operating profit in 2000 was attributable to base management fees (28 percent of total), franchise fees (17 percent), land rent and other income (3 percent), resort timesharing (15 percent), and incentive management fees and other profit participations (37 percent).

Across our full-service lodging brands (Marriott Hotels, Resorts and Suites; Renaissance Hotels, Resorts and Suites; and The Ritz-Carlton Hotels), REVPAR for comparable company-operated U.S. properties grew by an average of 7.2 percent in 2000. Average room rates for these hotels rose 6.3 percent, while occupancy increased slightly to 77.4 percent. In 2000, as a result of the termination of two Ritz-Carlton management agreements, we wrote off our $3 million investment in these contracts. In addition, due to the bankruptcy of the owner of one hotel, we reserved $6 million of our investment in that management agreement.

Our domestic select-service and extended-stay brands (Residence Inn, Courtyard, Fairfield Inn, TownePlace Suites and SpringHill Suites) added a total of 161 properties (18,870 rooms) and deflagged seven properties (1,500 rooms), primarily franchises, during the 2000 fiscal year. REVPAR for comparable properties increased 5.5 percent.

	Comparable U.S. properties		Comparable systemwide	
	2000	Change vs. 1999	2000	Change vs. 1999
MARRIOTT HOTELS, RESORTS AND SUITES				
Occupancy	78.2%	+0.4%pts.	75.7%	+0.4%pts.
Average daily rate	$149.50	+6.2%	$136.37	+4.9%
REVPAR	$116.95	+6.8%	$103.27	+5.5%
RITZ-CARLTON				
Occupancy	77.5%	+0.1%pts.	77.5%	+2.0%pts.
Average daily rate	$242.26	+9.2%	$228.01	+8.9%
REVPAR	$187.75	+9.4%	$176.75	+11.9%
RENAISSANCE HOTELS, RESORTS AND SUITES				
Occupancy	73.3%	+2.0%pts.	70.9%	+2.7%pts.
Average daily rate	$142.27	+4.5%	$119.95	+3.0%
REVPAR	$104.35	+7.5%	$ 85.07	+7.0%
RESIDENCE INN				
Occupancy	83.5%	+0.7%pts.	82.2%	+0.8%pts.
Average daily rate	$104.88	+5.1%	$102.25	+4.3%
REVPAR	$ 87.61	+6.1%	$ 84.10	+5.3%
COURTYARD				
Occupancy	78.9%	—%pts.	77.0%	+0.2%pts.
Average daily rate	$ 97.68	+5.7%	$ 93.51	+4.9%
REVPAR	$ 77.05	+5.7%	$ 71.96	+5.1%
FAIRFIELD INN				
Occupancy	69.7%	−1.0%pts.	69.7%	−1.0%pts.
Average daily rate	$ 61.32	+3.8%	$ 61.32	+3.8%
REVPAR	$ 42.75	+2.4%	$ 42.75	+2.4%

Results for international lodging operations were favorable in 2000, despite a decline in the value of the euro against the U.S. dollar, reflecting strong demand in the Middle East, Asia, Europe and the Caribbean region.

Marriott Vacation Club International also posted favorable profit growth in 2000, reporting a 34 percent increase in contract sales. The increase in contract sales reflects interest in our newest brands, *Horizons by Marriott Vacation Club* in Orlando, Florida, and *The Ritz-Carlton Club* resorts in St. Thomas, U.S. Virgin Islands, and Aspen, Colorado, as well as continued strong demand for our timeshare properties in Hawaii, Aruba and California. The profit growth in 2000 was impacted by a $6 million decline in gains from the sale of notes receivable arising from lower note sale volume. At the end of the year, 24 resorts were in active sales, 23 resorts were sold out and an additional 13 resorts were under development.

The Marketplace by Marriott (Marketplace), our hospitality procurement business, launched as an independent company. In January 2001, Marriott and Hyatt Corporation formed a joint venture, Avendra LLC, and we each merged our respective procurement businesses into it. Avendra LLC is an independent professional procurement services company serving the North American hospitality market and related industries. Bass Hotels & Resorts, Inc., ClubCorp USA Inc. and Fairmont Hotels & Resorts, Inc. joined Avendra LLC in March 2001.

MARRIOTT SENIOR LIVING SERVICES

				Annual Change	
	2001	2000	1999	2001/ 2000	2000/ 1999
($ in millions)					
Sales	**$729**	$669	$559	+9%	+20%
Operating profit (loss) before restructuring costs and other charges	**17**	(18)	(18)	nm	—
Restructuring costs	**(60)**	—	—	nm	—
Other charges	**(2)**	—	—	nm	—
Operating loss, as reported	**$ (45)**	$ (18)	$ (18)	nm	—

2001 Compared to 2000

Marriott Senior Living Services posted a 9 percent increase in sales in 2001, as we added a net total of three new communities (369 units) during the year. Occupancy for comparable communities increased by nearly 2 percent to 85.3 percent in 2001.

The division reported an operating loss of $45 million, reflecting restructuring and other charges of $62 million, primarily related to the $60 million write-down of 25 senior living communities held for sale to their estimated fair value and the write-off of a $2 million receivable no longer deemed collectible. These charges were partially offset by the favorable impact of the increase in comparable occupancy and the new units.

2000 Compared to 1999

Marriott Senior Living Services posted a 20 percent increase in sales in 2000, reflecting the net addition of nine properties during the year and a 4 percentage point increase in occupancy for comparable communities to 88 percent. Despite the increase in sales, profitability was impacted by start-up inefficiencies for new properties, higher administrative expenses, pre-opening costs for new communities, costs related to debt associated with facilities developed by unaffiliated third parties, and charges associated with our decision to limit new construction until the market improves, resulting in a loss of $18 million.

SENIOR LIVING SERVICES DEVELOPMENT

Due to oversupply conditions in some senior housing markets, we decided in 1999 to dramatically slow development of planned communities. Consequently, a number of projects in the early stages of development were postponed or canceled. Additional projects were canceled in 2000.

MARRIOTT DISTRIBUTION SERVICES

				Annual Change	
	2001	2000	1999	2001/ 2000	2000/ 1999
($ in millions)					
Sales	**$1,637**	$1,500	$1,139	+9%	+32%
Operating (loss) profit before restructuring costs and other charges	**(1)**	4	21	nm	–81%
Restructuring costs	**(2)**	—	—	nm	—
Other charges	**(3)**	—	—	nm	—
Operating (loss) profit, as reported	**$ (6)**	$ 4	$ 21	nm	–81%

2001 Compared to 2000

Operating results for Marriott Distribution Services (MDS) reflect the impact of an increase in sales related to the commencement of new contracts in 2001 and increased sales from contracts established in 2000. The impact of higher sales on the operating results was more than offset by the decline in business from one significant customer, transportation inefficiencies and restructuring and other charges of $5 million, including severance costs and the write-off of an accounts receivable balance from a customer that filed for bankruptcy in the fourth quarter of 2001. The Company commenced a strategic review of this business in January 2002.

2000 Compared to 1999

Marriott Distribution Services posted a 32 percent increase in sales for 2000, reflecting the commencement of service to three large restaurant chains in the year. Operating profit declined $17 million as a result of start-up inefficiencies associated with the new business and a $15 million pretax write-off of an investment in a contract with Boston Chicken, Inc. and its Boston Market-controlled subsidiaries, a major customer that filed for bankruptcy in October 1998. McDonald's Corporation (McDonald's) acquired Boston Market in 2000, and during the first quarter of 2000, MDS entered into an agreement with McDonald's to continue providing distribution services to Boston Market restaurants (refer to the "Intangible Assets" footnote in the financial statements set forth in Part II, Item 8, "Financial Statements and Supplementary Data").

CORPORATE EXPENSES, INTEREST AND TAXES

Corporate Expenses

	2001	2000	1999	Annual Change 2001/2000	Annual Change 2000/1999
($ in millions)					
Corporate expenses before restructuring costs and other charges	$117	$120	$164	–3%	–27%
Restructuring costs	18	—	—	nm	—
Other charges	22	—	—	nm	—
Corporate expenses, as reported	$157	$120	$164	+31%	–27%

2001 Compared to 2000

Corporate expenses increased $37 million reflecting the impact of restructuring charges of $18 million related to severance costs and facilities exit costs, and other charges related to the fourth quarter write-off of a $22 million investment in one of our technology partners. In addition to these items, we also recorded $8 million of foreign exchange losses and in prior quarters we recorded a $13 million write-off of two investments in technology partners. These charges were partially offset by $11 million in gains from the sale of affordable housing tax credit investments, the favorable impact of cost containment action plans, and the reversal of a long-standing $10 million insurance reserve related to a lawsuit at one of our managed hotels. The reversal of the insurance reserve was the result of us being approached in the first quarter by the plaintiffs' counsel, who indicated that a settlement could be reached in an amount that would be covered by insurance. We determined that it was no longer probable that the loss contingency would result in a material outlay by us and accordingly, we reversed the reserve during the first quarter of 2001.

2000 Compared to 1999

Corporate expenses decreased $44 million in 2000 to $120 million primarily due to a $39 million pretax charge in 1999 associated with a litigation settlement and systems-related costs associated with Year 2000 that were incurred in 1999, offset by costs incurred in 2000 associated with new corporate systems and a $3 million charge due to a change in our vacation accrual policy.

Interest Expense

2001 Compared to 2000

Interest expense increased $9 million to $109 million reflecting the impact of the issuance of Series E Notes in January 2001 and borrowings under our revolving credit facilities, partially offset by lower interest resulting from the payoff of commercial paper.

2000 Compared to 1999

Interest expense increased $39 million as a result of borrowings to finance growth outlays and share repurchases.

Interest Income and Income Tax

2001 Compared to 2000

Interest income increased $34 million, before reflecting reserves of $48 million for loans deemed uncollectible as a result of certain hotels experiencing significant declines in profitability and the owners not being able to meet debt service obligations. The change in interest income was impacted by income associated with higher loan balances, including the loans made to the Courtyard joint venture in the fourth quarter of 2000, offset by $5 million of expected guarantee fundings and the impact of $14 million of income recorded in 2000 associated with an international loan that was previously deemed uncollectible.

Our effective income tax rate decreased to 36.2 percent in 2001 from 36.8 percent in 2000 as a result of modifications related to our deferred compensation plan and the impact of increased income in countries with lower effective tax rates.

2000 Compared to 1999

Interest income increased $23 million primarily due to the collection of $14 million of interest associated with an international loan that was previously reserved for and increased advances and loan fundings made during 2000.

Our effective income tax rate decreased to approximately 36.8 percent in 2000 from 37.3 percent in 1999 primarily due to increased income in countries with lower effective tax rates.

LIQUIDITY AND CAPITAL RESOURCES

We have credit facilities which support our commercial paper program and letters of credit. At December 28, 2001, our cash balances combined with our available borrowing capacity under the credit facilities was nearly $2 billion. We consider these resources, together with cash expected to be generated by operations, adequate to meet our short-term and long-term liquidity requirements, to finance our long-term growth plans, and to meet debt service and other cash requirements. We expect that part of our financing and liquidity needs will continue to be met through commercial paper borrowings and access to long-term committed credit facilities. If the lodging industry recovers more slowly than we anticipate, our ability to obtain commercial paper borrowings at competitive rates may be impaired.

Cash from Operations

Cash from operations was $400 million in 2001, $850 million in 2000, and $711 million in 1999. Net income is stated after depreciation expense of $142 million in 2001, $123 million in 2000, and $96 million in 1999, and after amortization expense of $80 million in 2001, $72 million in 2000, and $66 million in 1999. While our timesharing business generates strong operating cash flow, annual amounts are affected by the timing of cash outlays for the acquisition and development of new resorts, and cash received from purchaser financing. We include timeshare interval sales we finance in cash from operations when we collect cash payments or the notes are sold for cash.



$679
$802
$860
$1,052
$972*
$701
97
98
99
00
01

EBITDA
Earnings before interest expense, income taxes, depreciation and amortization (millions)
*excluding restructuring and other charges

Earnings before interest expense, income taxes, depreciation and amortization (EBITDA) decreased to $701 million in 2001 compared to $1,052 million in 2000, and $860 million in 1999.

We consider EBITDA to be an indicator of our operating performance because it can be used to measure our ability to service debt, fund capital expenditures and expand our business. Nevertheless, you should not consider EBITDA an alternative to net income, operating profit, cash flows from operations, or any other operating or liquidity measure prescribed by accounting principles generally accepted in the United States.

A substantial portion of our EBITDA is based on fixed dollar amounts or percentages of sales. These include lodging base management fees, franchise fees and land rent. With over 2,500 hotels and senior living communities in the Marriott system, no single property or region is critical to our financial results.

Our ratio of current assets to current liabilities was 1.2 at December 28, 2001, compared to .9 at December 29, 2000. Each of our businesses minimizes working capital through cash management, strict credit-granting policies, aggressive collection efforts and high inventory turnover.

In 2001 we securitized $199 million of notes by selling notes receivable originated by our timeshare business to special purpose entities. We recognized gains on these sales of $40 million in the year ended December 28, 2001. Our ability to continue to sell notes to such off-balance sheet entities depends on the continued ability of the capital markets to provide financing to the entities buying the notes. Also, our ability to continue to consummate such securitizations would be impacted if the underlying quality of the notes receivable originated by us were to deteriorate, although we do not expect such a deterioration. In connection with these securitization transactions, at December 28, 2001, we had repurchase obligations of $46 million related to previously sold notes receivable, although we expect to incur no material losses in respect of those obligations. We retain interests in the securitizations which are accounted for as interest only strips, and in the year ended December 28, 2001, we received cash flows of $30 million arising from those retained interests. At December 28, 2001, the special purpose entities that had purchased notes receivable from us had aggregate assets of $499 million.

While our timesharing business generates strong operating cash flow, annual amounts are affected by the timing of cash outlays for the acquisition and development of new resorts, and cash received from purchaser financing. We include interval sales we finance in cash from operations when we collect cash payments or when the notes are sold for cash.

Investing Activities Cash Flows

Acquisitions. We continually seek opportunities to enter new markets, increase market share or broaden service offerings through acquisitions.

Dispositions. Asset sales generated proceeds of $554 million in 2001, $742 million in 2000 and $436 million in 1999. Proceeds in 2001 are net of $109 million of financing and joint venture investments made by us in connection with the sales transactions. In 2001 we closed on the sales of 18 hotels and one senior living community, most of which we continue to operate under long-term operating agreements.

Capital Expenditures and Other Investments. Capital expenditures of $560 million in 2001, $1,095 million in 2000, and $929 million in 1999 included development and construction of new hotels and senior living communities and acquisitions of hotel properties. Over time, we have sold certain lodging and senior living properties under development, or to be developed, while continuing to operate them under long-term agreements. The ability of third-party purchasers to raise the necessary debt and equity capital depends on the perceived risks inherent in the lodging industry, and other constraints inherent in the capital markets as a whole. Although we expect to continue to consummate such real estate sales, if we were unable to do so, our liquidity could decrease and we could have increased exposure to the operating risks of owning real estate. We monitor the status of the capital markets, and regularly evaluate the effect that changes in capital market conditions may have on our ability to execute our announced growth plans.

We also expect to continue to make other investments to grow our businesses, including loans, minority equity investments and development of new timeshare resorts in connection with adding units to our lodging business.

On February 23, 2000, we entered into an agreement to resolve litigation involving certain limited partnerships formed in the mid- to late 1980s. Under the agreement, we paid $31 million to partners in four limited partnerships and acquired, through an unconsolidated joint venture (the Courtyard Joint Venture) with affiliates of Host Marriott Corporation (Host Marriott), substantially all of the limited partners' interests in two other limited partnerships, Courtyard by Marriott Limited Partnership (CBM I) and Courtyard by Marriott II Limited Partnership (CBM II). These partnerships own 120 Courtyard by Marriott hotels. The Courtyard Joint Venture was financed with equity contributed in equal shares by us and affiliates of Host Marriott and approximately $200 million in mezzanine debt provided by us. Our total investment in the joint venture, including mezzanine debt, is approximately $300 million.

In early 2000, the Company estimated the amount of the planned investment in the Courtyard Joint Venture based upon (1) estimated post-acquisition cash flows, including anticipated changes in the related hotel management agreements to be made contemporaneously with the investment; (2) the investee's new capital structure; and (3) estimates of prevailing discount rates and capitalization rates reflected in the market at that time. The investment in the Courtyard Joint Venture was consummated late in the fourth quarter of 2000. For purposes of purchase accounting, the Courtyard Joint Venture valued its investment in the partnership units based on (1) pre-acquisition cash flows; (2) the pre-acquisition capital structure; and (3) prevailing discount rates and capitalization rates in December 2000.

Due to a number of factors, the equity values used in the purchase accounting for the Courtyard Joint Venture's investment were different than limited partner unit estimates included in the CBM I and CBM II Purchase Offer and Consent Solicitations (the Solicitations). At a 20 percent discount rate, the combined CBM I and CBM II estimates reflected in the Solicitations totaled $254 million. In the purchase accounting, the corresponding equity value in the Courtyard Joint Venture totaled $372 million. The principal differences between these two amounts are attributed to the following: (1) the investment was consummated almost one year subsequent to the time the original estimates were prepared ($30 million); and (2) a lower discount rate (17 percent) and capitalization rate reflecting changes in market conditions versus the date at which the estimates in the solicitations were prepared ($79 million). The Company assessed its potential investment and any potential loss on settlement based on post-acquisition cash flows. The purchase accounting was based on pre-acquisition cash flows and capital structure. As a result, the factors giving rise to the differences outlined above did not materially impact the Company's previous assessment of any expense related to litigation. The post-settlement equity of the Joint Venture is considerably lower then the pre-acquisition equity due to additional indebtedness post-acquisition and the impact of changes to the management agreements made contemporaneously with the transaction.

Fluctuations in the values of hotel real estate generally have little impact on the overall results of our Lodging businesses because (1) we own less than 1 percent of the total number of hotels that we operate or franchise; (2) management and franchise fees are generally based upon hotel revenues and profits versus hotel sales values; and (3) our management agreements generally do not terminate upon hotel sale.

We have made loans to owners of hotels and senior living communities that we operate or franchise. Loans outstanding under this program, excluding timeshare notes, totaled $860 million at December 28, 2001, $592 million at December 29, 2000, and $295 million at December 31, 1999. The balance at December 28, 2001, is stated net of the reserve arising from the $43 million charge discussed in the restructuring costs and other charges note. Unfunded commitments aggregating $669 million were outstanding at December 28, 2001, of which $187 million are expected to be funded in 2002 and $334 million are expected to be funded in total. We participate in a program with an unaffiliated lender in which we may partially guarantee loans made to facilitate third-party ownership of hotels and senior living services communities that we operate or franchise.

SYNTHETIC FUEL. In October 2001, we acquired four coal-based synthetic fuel production facilities (the Facilities) for $46 million in cash. The synthetic fuel produced at the Facilities qualifies for tax credits based on Section 29 of the Internal Revenue Code. Under Section 29, tax credits are not available for synthetic fuel produced after 2007. We currently plan to commence operation of the Facilities in 2002. We anticipate that the operation of the Facilities, together with the benefit arising from the tax credits will be significantly accretive to our net income. The operations of the Facilities are expected to produce significant operating losses, although we anticipate that these will be offset by the tax credits generated under Section 29, which we expect to reduce our income tax expense. We expect that the Facilities will be disclosed as a separate segment in our consolidated financial statements while operating in 2002 through 2007, and at that point we do not expect to report the Facilities as a separate segment as we do not expect it to be material.

Cash from Financing Activities

Long-term debt, including convertible debt, increased by $799 million in 2001 and $340 million in 2000, primarily due to borrowings to finance our capital expenditure and share repurchase programs, and to maintain excess cash reserves totaling $645 million in the aftermath of the September 11, 2001 terrorist attacks on New York and Washington.

Our financial objectives include diversifying our financing sources, optimizing the mix and maturity of our long-term debt and reducing our working capital. At year-end 2001, our long-term debt, excluding convertible debt, had an average interest rate of 5.2 percent and an average maturity of approximately 5.2 years. The ratio of fixed rate long-term debt to total long-term debt was .58 as of December 28, 2001.

In April 1999, January 2000 and January 2001, we filed "universal shelf" registration statements with the Securities and Exchange Commission in the amounts of $500 million, $300 million and $300 million, respectively. As of January 31, 2002, we had offered and sold to the public under these registration statements, $300 million of debt securities at 7⅞%, due 2009 and $300 million at 8⅛%, due 2005, leaving a balance of $500 million available for future offerings.

In January 2001, we issued, through a private placement, $300 million of 7 percent senior unsecured notes due 2008, and received net proceeds of $297 million. We agreed to make and complete a registered exchange offer for these notes, and completed that exchange offer on January 15, 2002.

We are a party to revolving credit agreements that provide for borrowings of $1.5 billion expiring in July 2006, and $500 million expiring in February 2004, which support our commercial paper program and letters of credit. Loans of $923 million were outstanding at December 28, 2001, under these facilities. The large balance under these facilities at year-end was due in part to our decision to draw down funds due to our desire to maintain excess cash reserves in the aftermath of the September 11, 2001 terrorist attacks. Such fluctuations in the availability of the commercial paper market do not affect our liquidity because of the flexibility provided by our credit facilities. Borrowings under these facilities bear interest at LIBOR plus a spread, based on our public debt rating.

In 1999 we called for mandatory redemption of Liquid Yield Option Notes (LYONs) that were issued in 1996. Approximately 64 percent of LYONs holders elected to convert their notes to common stock, for which we issued 6.1 million shares. The other 36 percent of LYONs holders received cash totaling $120 million, which reduced by 3.4 million common shares the dilutive impact of these convertible debt securities issued by a predecessor company in 1996. Nine percent of the cash redemption price was reimbursed to us by our predecessor company (Sodexho Marriott Services, Inc.).

On May 8, 2001, we issued zero-coupon convertible senior notes due 2021, also known as LYONs, and received cash proceeds of $405 million. The LYONs are convertible into approximately 6.4 million shares of our Class A Common Stock and carry a yield to maturity of 0.75 percent. Holders of the LYONs have the option to redeem them on May 8 of each of 2002, 2004, 2011 and 2016 at their then accreted value. We have adequate credit facilities committed to satisfy this obligation if it occurs in 2002. We may choose to pay the purchase price for redemptions or repurchases in cash and/or shares of our Class A Common Stock.

We determine our debt capacity based on the amount and variability of our cash flows. EBITDA coverage of gross interest cost was 4.1 times in 2001, and we met the cash flow requirements under our loan agreements. At December 28, 2001, we had long-term public debt ratings of BBB+ and Baa2 from Standard and Poor's and Moody's, respectively.

Our contractual obligations and commitments are as summarized in the following tables:

Contractual Obligations	Total	Payments Due by Period: Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
($ in millions)					
Long-Term Debt	$2,451	$ 43	$255	$1,433	$ 720
Operating Leases					
Recourse	1,473	173	262	198	840
Non-recourse	717	10	82	119	506
Total Contractual Cash Obligations	$4,641	$226	$599	$1,750	$2,066

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period: Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
($ in millions)					
Guarantees	$574	$93	$139	$327	$15
Timeshare note repurchase obligations	46	—	1	—	45
Total	$620	$93	$140	$327	$60

Total unfunded loan commitments amounted to $669 million at December 28, 2001. We expect to fund $187 million within one year, $124 million in one to three years, and $23 million in four to five years. We do not expect to fund the remaining $335 million commitments, which expire as follows: $15 million within one year; $16 million in one to three years; $4 million in four to five years; and $300 million after five years.

Share Repurchases. We periodically repurchase our common stock to replace shares needed for employee stock plans and for other corporate purposes. We purchased 6.1 million of our shares in 2001 at an average price of $38.20 per share and 10.8 million of our shares in 2000 at an average price of $31 per share. As of December 28, 2001, we had been authorized by our Board of Directors to repurchase an additional 13.5 million shares.

Dividends. In May 2001, our Board of Directors increased the quarterly cash dividend by 8 percent to $.065 per share.

OTHER MATTERS

Inflation

Inflation has been moderate in recent years, and has not had a significant impact on our businesses.

Critical Accounting Policies

Certain of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Our accounting policies are in compliance with principles generally accepted in the United States, although a change in the facts and circumstances of the underlying transactions could significantly change the application of the accounting policy and the resulting financial statement impact. We have listed below those policies which we believe are critical and require the use of complex judgment in their application.

Incentive Fees

We recognize base fees as revenue when earned in accordance with the terms of the management contract. In interim periods, we recognize as income the incentive fees that would be due to us as if the contract were to terminate at that date, exclusive of any termination fees payable or receivable by us. If we recognized incentive fees only after the underlying full-year performance thresholds were certain, the revenue recognized for each year would be unchanged, but no incentive fees for any year would be recognized until the fourth quarter. We recognized incentive fees revenue of $202 million, $316 million and $268 million in 2001, 2000 and 1999, respectively.

Other Revenues from Managed Properties

For properties that we manage, we are responsible to employees for salaries and wages and to subcontractors and other creditors for materials and services. We also have the discretionary responsibility to procure and manage the resources in performing our services under these contracts. We, therefore, include these costs and the reimbursement of the costs as part of our expenses and revenues. We recorded other revenues from properties managed by us of $5.6 billion in both 2001 and 2000 and $5.2 billion in 1999.

Real Estate Sales

We account for the sales of real estate in accordance with Statement of Financial Accounting Standards (FAS) No. 66, "Accounting for Sales of Real Estate." Gains on sales of real estate are reduced by the maximum exposure to loss if we have continuing involvement with the property and do not transfer substantially all of the risks and rewards of ownership. We reduced gains on sales of real estate due to maximum exposure to loss by $16 million in 2001, $18 million in 2000 and $8 million in 1999. Our ongoing ability to achieve sale accounting under FAS No. 66 depends on our ability to negotiate the structure of the sales transactions to comply with these rules.

Timeshare Sales

We also recognize revenue from the sale of timeshare interests in accordance with FAS No. 66. We recognize sales when a minimum of 10 percent of the purchase price for the timeshare interval has been received, the period of cancellation with refund has expired, receivables are deemed collectible and certain minimum sales and construction levels have been attained. For sales that do not meet these criteria, we defer all revenue using the percentage of completion or the deposit method as applicable.

Costs Incurred to Sell Real Estate Projects

We capitalize direct costs incurred to sell real estate projects attributable to and recoverable from the sales of timeshare interests until the sales are recognized. Costs eligible for capitalization follow the guidelines of FAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." Selling and marketing costs capitalized under this approach were approximately $126 million and $95 million at December 28, 2001, and December 29, 2000, respectively, and are included in other assets in the accompanying consolidated balance sheets. If a contract is canceled, unrecoverable direct selling and marketing costs are charged to expense, and deposits forfeited are recorded as income.

Interest Only Strips

We periodically sell notes receivable originated by our timeshare business in connection with the sale of timeshare intervals. We retain servicing assets and interests in the assets transferred to special purpose entities which are accounted for as interest only strips. The interest only strips are treated as "Trading" or "Available for Sale" securities under the provisions of FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We report changes in the fair values of the interest only strips through the accompanying consolidated statement of income for trading securities and through the accompanying consolidated statement of comprehensive income for available-for-sale securities. We had interest only strips of $87 million at December 28, 2001 and $67 million at December 29, 2000.

Loan Loss Reserves

We measure loan impairment based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the estimated fair value of the collateral. For impaired loans, we establish a specific impairment reserve for the difference between the recorded investment in the loan and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in the portfolio and do not aggregate loans for the purpose of applying such policy. For loans that we have determined to be impaired, we recognize interest income on a cash basis. At December 28, 2001, our recorded investment in impaired loans was $110 million. Prior to the fourth quarter of 2001 our allowance for credit losses was $16 million. Following the charges recorded in the fourth quarter of 2001 (see the "Restructuring Costs and Other Charges" footnote) we have a $59 million allowance for credit losses, leaving $51 million of our investment in impaired loans for which there is no related allowance for credit losses.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. We manage our exposure to this risk by monitoring available financing alternatives and through development and application of credit granting policies. Our strategy to manage exposure to changes in interest rates is unchanged from December 29, 2000. Furthermore, we do not foresee any significant changes in our exposure to fluctuations in interest rates or in how such exposure is managed in the near future.

The following sensitivity analysis displays how changes in interest rates affect our earnings and the fair values of certain instruments we hold.

We hold notes receivable that earn interest at variable rates. Hypothetically, an immediate 1 percentage point change in interest rates would change annual interest income by $5 million and $3 million, based on the respective balances of these notes receivable at December 28, 2001 and December 29, 2000.

Changes in interest rates also impact the fair value of our long-term fixed rate debt and long-term fixed rate notes receivable. Based on the balances outstanding at December 28, 2001 and December 29, 2000, a hypothetical immediate 1 percentage point change in interest rates would change the fair value of our long-term fixed rate debt by $53 million and $50 million, respectively, and would change the fair value of long-term fixed rate notes receivable by $22 million in each year.

FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements" within the meaning of federal securities law, including statements concerning the company's outlook for 2002 and beyond; the number of new lodging properties expected to be added in 2002 and subsequent years; business strategies and their anticipated results; and similar statements concerning anticipated future events and expectations that are not historical facts. The forward-looking statements in this report are subject to numerous risks and uncertainties, including the effects of economic conditions, the duration and severity of the current economic downturn in the United States and the pace of the lodging industry's recovery in the aftermath of the terrorist attacks on New York and Washington; supply and demand changes for hotel rooms, vacation ownership intervals, corporate apartments and senior housing; competitive conditions in the lodging, senior living and food service distribution industries; relationships with clients and property owners; the impact of government regulations; the impact of internet hotel reservation channels; the availability of capital to finance growth; our ability to recover our loan and guaranty fundings; our ability to obtain adequate property and liability insurance; and our ability to obtain new operating contracts, which could cause actual results to differ materially from those expressed in or implied by the statements herein.

CONSOLIDATED STATEMENT OF INCOME

Fiscal Years Ended December 28, 2001, December 29, 2000 and December 31, 1999	2001	2000	1999
($ in millions, except per share amounts)			
SALES			
Management and franchise fees	$ 829	$ 940	$ 823
Distribution services	1,637	1,500	1,139
Other	2,087	2,002	1,593
	4,553	4,442	3,555
Other revenues from managed properties	5,599	5,638	5,184
	10,152	10,080	8,739
OPERATING COSTS AND EXPENSES			
Distribution services	1,641	1,496	1,118
Other	2,216	2,024	1,607
Restructuring costs	106	—	—
	3,963	3,520	2,725
Other costs from managed properties	5,599	5,638	5,184
	9,562	9,158	7,909
OPERATING PROFIT BEFORE CORPORATE EXPENSES AND INTEREST	590	922	830
Corporate expenses	(139)	(120)	(164)
Interest expense	(109)	(100)	(61)
Interest income	94	60	37
Provision for loan losses	(48)	(5)	(5)
Restructuring costs	(18)	—	—
INCOME BEFORE INCOME TAXES	370	757	637
Provision for income taxes	134	278	237
NET INCOME	$ 236	$ 479	$ 400
Basic Earnings Per Share	$ 0.97	$ 1.99	$ 1.62
Diluted Earnings Per Share	$ 0.92	$ 1.89	$ 1.51

See Notes To Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

December 28, 2001 and December 29, 2000	December 28, 2001	December 29, 2000
($ in millions)		
ASSETS		
Current assets		
Cash and equivalents	$ 817	$ 334
Accounts and notes receivable	611	728
Inventories, at lower of average cost or market	96	97
Prepaid taxes	223	197
Other	383	289
	2,130	1,645
Property and equipment	2,930	3,011
Intangible assets	1,764	1,833
Investments in affiliates	823	747
Notes and other receivables	1,038	661
Other	422	340
	$9,107	$8,237
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 697	$ 660
Accrued payroll and benefits	358	440
Self-insurance	22	27
Other payables and accruals	725	790
	1,802	1,917
Long-term debt	2,408	2,016
Self-insurance	86	122
Other long-term liabilities	926	915
Convertible debt	407	—
Shareholders' equity		
ESOP preferred stock	—	—
Class A Common Stock, 255.6 million shares issued	3	3
Additional paid-in capital	3,378	3,590
Retained earnings	941	851
Unearned ESOP shares	(291)	(679)
Treasury stock, at cost	(503)	(454)
Accumulated other comprehensive income, net of tax	(50)	(44)
	3,478	3,267
	$9,107	$8,237

See Notes To Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Fiscal Years Ended December 28, 2001, December 29, 2000 and December 31, 1999	2001	2000	1999
($ in millions)			
OPERATING ACTIVITIES			
Net income	$ 236	$ 479	$ 400
Adjustments to reconcile to cash provided by operations:			
Depreciation and amortization	222	195	162
Income taxes	9	133	87
Timeshare activity, net	(358)	(195)	(102)
Other	275	48	19
Working capital changes:			
Accounts receivable	57	(53)	(126)
Inventories	1	(4)	(17)
Other current assets	(21)	28	(38)
Accounts payable and accruals	(21)	219	326
Cash provided by operations	400	850	711
INVESTING ACTIVITIES			
Capital expenditures	(560)	(1,095)	(929)
Acquisitions	—	—	(61)
Dispositions	554	742	436
Loan advances	(367)	(389)	(144)
Loan collections and sales	71	93	54
Other	(179)	(377)	(143)
Cash used in investing activities	(481)	(1,026)	(787)
FINANCING ACTIVITIES			
Commercial paper, net	(827)	46	355
Issuance of long-term debt	1,329	338	366
Repayment of long-term debt	(123)	(26)	(63)
Issuance (redemption) of convertible debt	405	—	(120)
Issuance of Class A common stock	76	58	43
Dividends paid	(61)	(55)	(52)
Purchase of treasury stock	(235)	(340)	(354)
Cash provided by financing activities	564	21	175
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	483	(155)	99
CASH AND EQUIVALENTS, beginning of year	334	489	390
CASH AND EQUIVALENTS, end of year	$ 817	$ 334	$ 489

See Notes To Consolidated Financial Statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Fiscal Years Ended December 28, 2001, December 29, 2000 and December 31, 1999	2001	2000	1999
($ in millions)			
Net income	$236	$479	$400
Other comprehensive (loss) income (net of tax):			
Foreign currency translation adjustments	(14)	(10)	(18)
Other	8	2	(2)
Total other comprehensive (loss) income	(6)	(8)	(20)
Comprehensive income	$230	$471	$380

See Notes To Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

December 28, 2001, December 29, 2000 and December 31, 1999

(in millions, except per share amounts)

Common shares outstanding		Class A common stock	Additional paid-in capital	Retained earnings	Unearned ESOP shares	Treasury stock, at cost	Accumulated other comprehensive income
243.4	Balance, January 1, 1999	$3	$2,713	$218	$ —	$(348)	$(16)
—	Net income	—	—	400	—	—	—
—	Dividends ($.215 per share)	—	—	(53)	—	—	—
5.5	Employee stock plan issuance and other	—	29	(87)	—	172	(20)
2.1	ExecuStay acquisition	—	—	(4)	—	67	—
(10.8)	Purchase of treasury stock	—	—	—	—	(358)	—
6.1	Conversion of convertible subordinated debt	—	(4)	34	—	162	—
246.3	Balance at December 31, 1999	3	2,738	508	—	(305)	(36)
—	Net income	—	—	479	—	—	—
—	Dividends ($.235 per share)	—	—	(56)	—	—	—
5.5	Employee stock plan issuance and other	—	852	(80)	(679)	186	(8)
(10.8)	Purchase of treasury stock	—	—	—	—	(335)	—
241.0	Balance at December 29, 2000	3	3,590	851	(679)	(454)	(44)
—	Net income	—	—	236	—	—	—
—	Dividends ($.255 per share)	—	—	(62)	—	—	—
5.8	Employee stock plan issuance and other	—	(212)	(84)	388	186	(6)
(6.1)	Purchase of treasury stock	—	—	—	—	(235)	—
240.7	Balance at December 28, 2001	$3	$3,378	$941	$(291)	$(503)	$(50)

See Notes To Consolidated Financial Statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements present the results of operations, financial position and cash flows of Marriott International, Inc. (together with its subsidiaries, we, us or the Company).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of sales and expenses during the reporting period and the disclosures of contingent liabilities. Accordingly, ultimate results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Fiscal Year

Our fiscal year ends on the Friday nearest to December 31. All fiscal years presented include 52 weeks.

Revenue Recognition

Our sales include (1) management and franchise fees, (2) sales from our distribution services business, (3) sales from lodging properties and senior living communities owned or leased by us, and sales made by our other businesses; and (4) certain other revenues from properties managed by us. Management fees comprise a base fee, which is a percentage of the revenues of hotels or senior living communities, and an incentive fee, which is generally based on unit profitability. Franchise fees comprise initial application fees and continuing royalties generated from our franchise programs, which permit the hotel owners and operators to use certain of our brand names. Other revenues from managed properties include direct and indirect costs that are reimbursed to us by lodging and senior living community owners for properties that we manage. Other revenues include revenues from hotel properties and senior living communities that we own or lease, along with sales from our timeshare and ExecuStay businesses.

Management Fees: We recognize base fees as revenue when earned in accordance with the contract. In interim periods and at year end we recognize incentive fees that would be due as if the contract were to terminate at that date, exclusive of any termination fees payable or receivable by us.

Distribution Services: We recognize revenue from our distribution services business when goods have been shipped and title passes to the customer in accordance with the terms of the applicable distribution contract.

Timeshare: We recognize revenue from timeshare interest sales in accordance with Statement of Financial Accounting Standards (FAS) No. 66, "Accounting for Sales of Real Estate." We recognize sales when a minimum of 10 percent of the purchase price for the timeshare interval has been received, the period of cancellation with refund has expired, receivables are deemed collectible and certain minimum sales and construction levels have been attained. For sales that do not meet these criteria, we defer all revenue using the percentage of completion or the deposit method as applicable.

Owned and Leased Units: We recognize room sales and revenues from guest services for our owned and leased units, including ExecuStay, when rooms are occupied and services have been rendered.

Franchise Revenue: We recognize franchise fee revenues in accordance with FAS No. 45, "Accounting for Franchise Fee Revenue." Franchise fees are recognized as revenue in each accounting period as fees are earned and become receivable from the franchisee.

Other Revenues from Managed Properties: We recognize other revenues from managed properties when we incur the related reimbursable costs.

We recognized sales and operating profit (loss) in the years ended December 28, 2001, December 29, 2000 and December 31, 1999 as shown in the following tables. Lodging includes our Full-Service, Select-Service, Extended-Stay, and Timeshare business segments.

	2001			
	Lodging	Senior Living Services	Distribution Services	Total
($ in millions)				
SALES				
Management and franchise fees	$ 794	$ 35	$ —	$ 829
Other	1,755	332	1,637	3,724
	2,549	367	1,637	4,553
Other revenues from managed properties	5,237	362	—	5,599
	7,786	729	1,637	10,152
OPERATING COSTS AND EXPENSES				
Operating costs	1,864	352	1,641	3,857
Other costs from managed properties	5,237	362	—	5,599
Restructuring costs	44	60	2	106
	7,145	774	1,643	9,562
Operating profit (loss) before corporate expenses and interest	$ 641	$ (45)	$ (6)	$ 590

	2000			
	Lodging	Senior Living Services	Distribution Services	Total
($ in millions)				
SALES				
Management and franchise fees	$ 907	$ 33	$ —	$ 940
Other	1,702	300	1,500	3,502
	2,609	333	1,500	4,442
Other revenues from managed properties	5,302	336	—	5,638
	7,911	669	1,500	10,080
OPERATING COSTS AND EXPENSES				
Operating costs	1,673	351	1,496	3,520
Other costs from managed properties	5,302	336	—	5,638
	6,975	687	1,496	9,158
Operating profit (loss) before corporate expenses and interest	$ 936	$(18)	$ 4	$ 922

	1999			
	Lodging	Senior Living Services	Distribution Services	Total
($ in millions)				
SALES				
Management and franchise fees	$ 800	$ 23	$ —	$ 823
Other	1,326	267	1,139	2,732
	2,126	290	1,139	3,555
Other revenues from managed properties	4,915	269	—	5,184
	7,041	559	1,139	8,739
OPERATING COSTS AND EXPENSES				
Operating costs	1,299	308	1,118	2,725
Other costs from managed properties	4,915	269	—	5,184
	6,214	577	1,118	7,909
Operating profit (loss) before corporate expenses and interest	$ 827	$(18)	$ 21	$ 830

Ground Leases

We are both the lessor and lessee of land under long-term operating leases, which include scheduled increases in minimum rents. We recognize these scheduled rent increases on a straight-line basis over the initial lease terms.

Real Estate Sales

We account for the sales of real estate in accordance with FAS No. 66. We reduce gains on sales of real estate by the maximum exposure to loss if we have continuing involvement with the property and do not transfer substantially all of the risks and rewards of ownership. We reduced gains on sales of real estate due to maximum exposure to loss by $16 million in 2001, $18 million in 2000 and $8 million in 1999.

Profit Sharing Plan

We contribute to a profit sharing plan for the benefit of employees meeting certain eligibility requirements and electing participation in the plan. Contributions are determined based on a specified percentage of salary deferrals by participating employees. We recognized compensation cost from profit sharing of $58 million in 2001, $55 million in 2000 and $46 million in 1999.

Self-Insurance Programs

We are self-insured for certain levels of general liability, workers' compensation, employment practices and employee medical coverage. We accrue estimated costs of these self-insurance programs at the present value of projected settlements for known and incurred but not reported claims. We use a discount rate of 5 percent to determine the present value of the projected settlements, which we consider to be reasonable given our history of settled claims, including payment patterns and the fixed nature of the individual settlements.

Marriott Rewards

Marriott Rewards is our frequent guest incentive marketing program. Marriott Rewards members earn points based on their spending at our lodging operations and, to a lesser degree, through participation in affiliated partners' programs, such as those offered by airlines and credit card companies. Points can be redeemed at most Marriott company-operated and franchised properties. Points cannot be redeemed for cash.

Points which we accumulate and track on the members' behalf can be redeemed for hotel stays at most of our lodging operations, airline tickets, airline frequent flier program miles, rental cars, and a variety of other awards.

We provide Marriott Rewards as a marketing program to participating hotels. We charge the cost of operating the program, including the estimated cost of award redemption, to hotels based on members' qualifying expenditures.

Effective January 1, 2000, we changed certain aspects of our method of accounting for the Marriott Rewards program in accordance with Staff Accounting Bulletin (SAB) No. 101. Under the new accounting method, we defer revenue received from managed, franchised, and Marriott-owned/leased hotels and program partners equal to the fair value of our future redemption obligation. We determine the fair value of the future redemption obligation based on statistical formulas which project timing of future point redemption based on historical levels, including an estimate of the "breakage" for points that will never be redeemed, and an estimate of the points that will eventually be redeemed. These factors determine the required liability for outstanding points. Our management and franchise agreements require that we be reimbursed currently for the costs of operating the program, including marketing, promotion, and communicating with, and performing member services for the Marriott Rewards members. Due to the requirement that hotels reimburse us for program operating costs as incurred, we receive and recognize the balance of the revenue from hotels in connection with the Marriott Rewards program at the time such costs are incurred and expensed. We recognize the component of revenue from program partners that corresponds to program maintenance services over the expected life of the points awarded. Upon the redemption of points, we recognize as revenue the amounts previously deferred, and recognize the corresponding expense relating to the cost of the awards redeemed.

Prior to January 1, 2000, we recognized the amounts we received in respect of the Marriott Rewards program from managed, owned and leased hotels as revenue together with an associated expense at the time the points were awarded. No revenues or expenses were recorded in respect of franchised hotels or program partners. The adoption of the change in accounting policy described above had the effect of increasing sales and expenses by $63 million in the year ended December 29, 2000. The adoption had no impact on net income, and we expect the ongoing impact to our financial statements to be immaterial.

Our liability for the Marriott Rewards program was $631 million at December 28, 2001 and $554 million at December 29, 2000, of which $380 million and $310 million, respectively, are included in other long-term liabilities in the accompanying consolidated balance sheet.

Cash and Equivalents

We consider all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

Loan Loss and Accounts Receivable Reserves

We measure loan impairment based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the estimated fair value of the collateral. For impaired loans, we establish a specific impairment reserve for the difference between the recorded investment in the loan and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in the portfolio and do not aggregate loans for the purpose of applying such policy. For loans that we have determined to be impaired, we recognize interest income on a cash basis. At December 28, 2001, our recorded investment in impaired loans was $110 million. Prior to the fourth quarter of 2001 our allowance for credit losses was $16 million. Following the charges recorded in the fourth quarter of 2001 (see the "Restructuring Costs and Other Charges" footnote) we have a $59 million allowance for credit losses, leaving $51 million of our investment in impaired loans for which there is no related allowance for credit losses. We recognized no net interest income on these loans during 2001.

Accounts and Notes Receivable Reserves

The following table summarizes the activity in our accounts and notes receivable reserves for the years ended December 31, 1999, December 29, 2000 and December 28, 2001:

	Accounts Receivable Reserve	Notes Receivable Reserve
($ in millions)		
January 1, 1999	$ 12	$ 4
Additions	16	5
Write-offs	(6)	(1)
December 31, 1999	22	8
Additions	15	5
Write-offs	(14)	(1)
December 29, 2000	23	12
Additions	27	48
Write-offs	(11)	(1)
December 28, 2001	$ 39	$59

Valuation of Long-Lived Assets

We review the carrying values of long-lived assets when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If we expect an asset to generate cash flows less than the asset's carrying value at the lowest level of identifiable cash flows, we recognize a loss for the difference between the asset's carrying amount and its fair value.

Assets Held for Sale

We consider properties to be assets held for sale when management approves and commits to a formal plan to actively market a property for sale or a signed sales contract exists. Upon designation as an asset held for sale, we record the carrying value of each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we stop recording depreciation expense.

Investments

We consolidate entities that we control due to holding a majority voting interest. We account for investments in joint ventures using the equity method of accounting when we exercise significant influence over the venture. If we do not exercise significant influence, we account for the investment using the cost method of accounting. We account for investments in limited partnerships and limited liability companies using the equity method of accounting when we own more than a minimal investment. Summarized information relating to our unconsolidated affiliates is as follows: total assets, which primarily comprise hotel real estate managed by us, and total liabilities were approximately $4.3 billion and $3.1 billion at December 28, 2001, and $3.7 billion and $2.6 billion at December 29, 2000. Total sales and net loss were $1.5 billion and $39 million for the year ended December 28, 2001 and $765 million and $14 million for the year ended December 29, 2000. Total sales and net income were $518 million and $3 million for the year ended December 31, 1999. Our ownership interest in these unconsolidated affiliates varies, but is typically around 15 percent to 25 percent.

Costs Incurred to Sell Real Estate Projects

We capitalize direct costs incurred to sell real estate projects attributable to and recoverable from the sales of timeshare interests until the sales are recognized. Costs eligible for capitalization follow the guidelines of FAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." Selling and marketing costs capitalized under this approach were approximately $126 million and $95 million at December 28, 2001 and December 29, 2000, respectively, and are included in other assets in the accompanying consolidated balance sheets. If a contract is canceled, we charge unrecoverable direct selling and marketing costs to expense, and record deposits forfeited as income.

Interest Only Strips

We periodically sell notes receivable originated by our timeshare business in connection with the sale of timeshare intervals. We retain servicing assets and interest in the assets transferred to special purpose entities which are accounted for as interest only strips. We treat the interest only strips as "Trading" or "Available for Sale" securities under the provisions of FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We report changes in the fair values of the interest only strips through the accompanying consolidated statement of income for trading securities and through the accompanying consolidated statement of comprehensive income for Available for Sale securities. We had interest only strips of $87 million at December 28, 2001 and $67 million at December 29, 2000.

New Accounting Standards

We will adopt FAS No. 144, "Financial Statement Treatment Issues Relating to Assets Held for Sale," in the first quarter of 2002. The adoption of FAS No. 144 will not have a financial statement impact for assets currently held for sale; however, assets determined to be held for sale beginning in 2002 may result in the classification of the transaction as discontinued operations, if certain criteria are met.

We will adopt FAS No. 142, "Goodwill and Other Intangible Assets," in the first quarter of 2002. The new rules require that goodwill is not amortized, but rather reviewed annually for impairment. We estimate that adoption of FAS No. 142 will result in an annual increase in our net income of approximately $30 million.

In the first quarter of 2001, we adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which resulted in no material impact to our financial statements.

RELATIONSHIPS WITH MAJOR CUSTOMERS

In December 1998, Host Marriott Corporation (Host Marriott) reorganized its business operations to qualify as a real estate investment trust (REIT). In conjunction with its conversion to a REIT, Host Marriott spun off, in a taxable transaction, a new company called Crestline Capital Corporation (Crestline). As part of the Crestline spinoff, Host Marriott transferred to Crestline all of the senior living communities previously owned by Host Marriott, and Host Marriott entered into lease or sublease agreements with subsidiaries of Crestline for substantially all of Host Marriott's lodging properties. Our lodging and senior living community management and franchise agreements with Host Marriott were also assigned to these Crestline subsidiaries. The lodging agreements now provide for us to manage the Marriott, Ritz-Carlton, Courtyard and Residence Inn hotels leased by the lessee. The lessee cannot take certain major actions relating to leased properties that we manage without our consent. Effective as of January 1, 2001, a Host Marriott taxable subsidiary acquired the lessee entities for the full-service hotels in the United States and took an assignment of the lessee entities' interests in the leases for the hotels in Canada. On January 11, 2002, Crestline closed on the sale of its senior living communities to an unaffiliated third-party. The Company continues to manage these senior living communities.

We recognized sales of $2,440 million, $2,746 million and $2,553 million and operating profit before corporate expenses and interest of $162 million, $235 million and $221 million during 2001, 2000 and 1999, respectively, from lodging properties owned or leased by Host Marriott. Additionally, Host Marriott is a general partner in several unconsolidated partnerships that own lodging properties operated by us under long-term agreements. We recognized sales of $546 million, $622 million and $562 million and operating profit before corporate expenses and interest of $40 million, $72 million and $64 million in 2001, 2000 and 1999, respectively, from the lodging properties owned by these unconsolidated partnerships. We also leased land to certain of these partnerships and recognized land rent income of $19 million in 2001, $21 million in 2000 and $21 million in 1999.

In December 2000, we acquired 120 Courtyard by Marriott hotels, through an unconsolidated joint venture (the Courtyard Joint Venture) with an affiliate of Host Marriott. Prior to the formation of the Courtyard Joint Venture, Host Marriott was a general partner in the unconsolidated partnerships that owned the 120 Courtyard by Marriott hotels. Sales of $316 million, $345 million and $334 million, operating profit before corporate expenses and interest of $25 million, $53 million and $50 million and land rent income of $18 million, $19 million and $18 million in 2001, 2000 and 1999, respectively, related to the 120 Courtyard by Marriott hotels are included above in amounts recognized from lodging properties owned by unconsolidated partnerships. In addition, we recognized interest income of $26 million and $5 million in 2001 and 2000, respectively, on the $200 million mezzanine debt provided by us to the joint venture.

We have provided Host Marriott with financing for a portion of the cost of acquiring properties to be operated or franchised by us, and may continue to provide financing to Host Marriott in the future. The outstanding principal balance of these loans was $7 million and $9 million at December 28, 2001, and at December 29, 2000, respectively, and we recognized $1 million in 2001, 2000 and 1999 in interest and fee income under these credit agreements with Host Marriott.

We have guaranteed the performance of Host Marriott and certain of its affiliates to lenders and other third parties. These guarantees were limited to $9 million at December 28, 2001. We have made no payments pursuant to these guarantees. As of December 28, 2001, we had the right to purchase up to 20 percent of Host Marriott's outstanding common stock upon the occurrence of certain events generally involving a change of control of Host Marriott. This right expires in 2017, and Host Marriott has granted an exception to the ownership limitations in its charter to permit full exercise of this right, subject to certain conditions related to ownership limitations applicable to REITs generally. We lease land to Host Marriott that had an aggregate book value of $184 million at December 28, 2001. This land has been pledged to secure debt of the lessees. We have agreed to defer receipt of rentals on this land, if necessary, to permit the lessees to meet their debt service requirements.

We continue to manage the senior living communities that were owned by Crestline but sold to a third party on January 11, 2002. We recognized sales of $194 million, $185 million and $177 million and operating profit before corporate expenses and interest of $6 million, $3 million and $3 million under these agreements during 2001, 2000 and 1999, respectively.

We are party to management agreements with entities owned by or affiliated with another hotel owner which provide for us to manage hotel properties owned or leased by those entities. We recognized sales of $511 million, $557 million and $531 million during 2001, 2000 and 1999, respectively, from these properties.

NOTES RECEIVABLE

Our notes receivable at December 28, 2001, and December 29, 2000 comprised the following categories. At December 28, 2001: senior living loans and timeshare loans ($356 million); lodging senior loans ($271 million); lodging mezzanine loans, including the loan to the Courtyard Joint Venture ($521 million). At December 29, 2000: senior living loans and timeshare loans ($190 million); lodging senior loans ($150 million); lodging mezzanine loans, including the loan to the Courtyard Joint Venture ($418 million). Notes receivable due from affiliates totaling $540 million at December 28, 2001 and $395 million at December 29, 2000 are included in investments in affiliates in the accompanying consolidated balance sheet. Amounts due within one year of $73 million at December 28, 2001 and $59 million at December 29, 2000 are classified as current assets in the accompanying consolidated balance sheet.

PROPERTY AND EQUIPMENT

	2001	2000
($ in millions)		
Land	$ 505	$ 584
Buildings and leasehold improvements	860	1,074
Furniture and equipment	620	619
Timeshare properties	1,167	914
Construction in progress	337	324
	3,489	3,515
Accumulated depreciation and amortization	(559)	(504)
	$2,930	$3,011

We record property and equipment at cost, including interest, rent and real estate taxes incurred during development and construction. Interest capitalized as a cost of property and equipment totaled $61 million in 2001, $52 million in 2000 and $33 million in 1999. We capitalize the cost of improvements that extend the useful life of property and equipment when incurred. These capitalized costs may include structural costs, equipment, fixtures, floor and wall coverings and paint. All repairs and maintenance costs are expensed as incurred. We compute depreciation using the straight-line method over the estimated useful lives of the assets (three to 40 years). We amortize leasehold improvements over the shorter of the asset life or lease term.

ACQUISITIONS AND DISPOSITIONS

ExecuStay

On February 17, 1999, we completed a cash tender offer for approximately 44 percent of the outstanding common stock of Executay Corporation (ExecuStay), a leading provider of leased corporate apartments in the United States. On February 24, 1999, substantially all of the remaining common stock of ExecuStay was converted into nonvoting preferred stock of ExecuStay, which we acquired on March 26, 1999, for approximately 2.1 million shares of our Class A Common Stock. Our aggregate purchase price totaled $116 million inclusive of $63 million of our Class A Common Stock. Unaudited pro forma sales, net income and diluted earnings per share for 1999, calculated as if ExecuStay had been acquired at the beginning of that year, were $8,762 million, $399 million and $1.50, respectively. The unaudited pro forma combined results of operations do not reflect our expected future results of operations.

We consolidated the operating results of ExecuStay from February 24, 1999, and have accounted for the acquisition using the purchase method of accounting. We have been amortizing the resulting goodwill on a straight-line basis over 30 years.

Courtyard Joint Venture

In the first quarter of 2000, we entered into an agreement to resolve litigation involving certain limited partnerships formed in the mid- to late 1980s. The agreement was reached with lead counsel to the plaintiffs in the lawsuits, and with the special litigation committee appointed by the general partner of two of the partnerships, Courtyard by Marriott Limited Partnership (CBM I) and Courtyard by Marriott II Limited Partnership (CBM II). The agreement was amended in September 2000, to increase the amount that CBM I settlement class members were to receive after deduction of court-awarded attorneys' fees and expenses and to provide that the defendants, including the Company, would pay a portion of the attorneys' fees and expenses of the CBM I settlement class.

Under the agreement, we acquired, through an unconsolidated joint venture with an affiliate of Host Marriott Corporation (Host Marriott), substantially all of the limited partners' interests in CBM I and CBM II which own 120 Courtyard by Marriott hotels. We continue to manage the 120 hotels under long-term agreements. The joint venture was financed with equity contributed in equal shares by us and an affiliate of Host Marriott and approximately $200 million in mezzanine debt provided by us. Our total investment in the joint venture, including the mezzanine debt, is approximately $300 million. Final court approval of the CBM I and CBM II settlements was granted on October 24, 2000, and became effective on December 8, 2000.

The agreement also provided for the resolution of litigation with respect to four other limited partnerships. On September 28, 2000, the court entered a final order with respect to those partnerships, and on that same date, we and Host Marriott each paid into escrow approximately $31 million for payment to the plaintiffs in exchange for dismissal of the complaints and full releases.

We recorded a pretax charge of $39 million, which was included in corporate expenses in the fourth quarter of 1999, to reflect the settlement transactions.

Dispositions

In 2001, we agreed to sell 18 lodging properties and three pieces of undeveloped land for $680 million in cash. We will continue to operate 17 of the hotels under long-term management agreements. As of December 28, 2001, sales of 11 of those properties and the undeveloped land had been completed for proceeds of $470 million. Six of the 11 properties are accounted for under the full accrual method in accordance with FAS No. 66. The buyers did not make adequate minimum initial investments in the remaining five properties, which we accounted for under the cost recovery method. The sale of two of the properties were to joint ventures in which we have a minority interest. Where the full accrual method applied, we recognized profit proportionate to the outside interests in the joint venture at the date of sale. We recognized $2 million of net losses in 2001 and will recognize the remaining $16 million of gains in subsequent years, provided certain contingencies in the sales contracts expire.

In 2001, in connection with the sale of four of the above lodging properties, we agreed to transfer 31 existing lodging property leases to a subsidiary of the lessor and subsequently enter into agreements with the new lessee to operate the hotels under long-term management agreements. These properties were previously sold and leased back by us in 1997, 1998 and 1999. As of

December 28, 2001, 12 of these leases had been transferred, and gains of $12 million deferred on the sale of these properties were recognized when our lease obligations ceased.

In 2001, we sold land for $71 million to a joint venture at book value. The joint venture is building two resort hotels in Orlando, Florida, for $547 million. We are providing development services and have guaranteed completion of the project. The initial owners of the venture have the right to sell 20 percent of the venture's equity to us upon the opening of the hotels. We expect the hotels to open in July 2003. At opening we also expect to hold approximately $120 million in mezzanine loans that we have agreed to advance to the joint venture. We have provided the venture with additional credit facilities for certain amounts due under the first mortgage loan and to provide for limited minimum returns to the equity investors in the early years of the project. As we have an option to repurchase the property at opening if certain events transpire, we have accounted for the sale of the land as a financing transaction in accordance with FAS No. 66. Sales proceeds of $71 million, less $50 million funded by our initial loans to the joint venture, are reflected as long-term debt in the accompanying consolidated balance sheet.

In 2001, we sold and leased back one lodging property for $15 million in cash, which generated a pretax gain of $2 million. This gain will be recognized as a reduction of rent expense over the initial lease term.

In 2001, we sold one senior living community at book value for $4 million in cash.

In 2001, we sold 100 percent of our limited partner interests in five affordable housing partnerships and 85 percent of our limited partner interest in a sixth affordable housing partnership for $82 million in cash. We recognized pretax gains of $13 million in connection with four of the sales. We will recognize pretax gains of $3 million related to the other two sales in subsequent years provided certain contingencies in the sales contract expire.

In the fourth quarter of 2000 we sold land, at book value, for $46 million to a joint venture in which we hold a minority interest. The joint venture is building a resort hotel, which will be partially funded with up to $92 million of mezzanine financing to be provided by us. We have also provided the joint venture with a $45 million senior debt service guarantee.

In 2000, we sold and leased back, under long-term, limited-recourse leases, three lodging properties and one senior living community for an aggregate purchase price of $118 million. We agreed to pay a security deposit of $3 million for the lodging properties, which will be refunded at the end of the leases. The sales price exceeded the net book value by $4 million, which we will recognize as a reduction of rent expense over the 15-year initial lease terms.

In 2000, we agreed to sell 23 lodging properties for $519 million in cash. We will continue to operate the hotels under long-term management agreements. As of December 28, 2001, all the properties had been sold, generating pretax gains of $30 million. Fourteen of the 17 properties are accounted for under the full accrual method in accordance with FAS No. 66. The buyers did not make adequate minimum initial investments in the remaining three properties, which we accounted for under the cost recovery method. The sale of four of the 17 properties was to a joint venture in which we have a minority interest. Where the full accrual method applied, we recognized profit proportionate to the outside interests in the joint venture at the date of sale. We recognized $14 million and $9 million of pretax gains in 2001 and 2000 respectively, and will recognize the remainder in subsequent years provided certain contingencies in the sales contracts expire. Unaffiliated third-party tenants will lease 13 of the properties from the buyers. In 2000, one of these tenants replaced us as the tenant on nine other properties sold and leased back by us in 1997 and 1998. We now manage these nine previously leased properties under long-term management agreements, and deferred gains on the sale of these properties of $15 million were recognized as our leases were canceled throughout 2000. In connection with the sale of four of the properties, we provided $39 million of mezzanine funding and agreed to provide the buyer with up to $161 million of additional loans to finance future acquisitions of Marriott-branded hotels. We also acquired a minority interest in the joint venture that purchased the four hotels. During 2001 we funded $27 million under this loan commitment in connection with one of the 11 property sales described above.

On April 28, 2000, we sold 14 senior living communities for cash proceeds of $194 million. We simultaneously entered into long-term management agreements for the communities with a third-party tenant, which leases the communities from the buyer. In connection with the sale we provided a credit facility to the buyer to be used, if necessary, to meet its debt service requirements. The buyer's obligation to repay us under the facility is guaranteed by an unaffiliated third-party. We also extended a limited credit facility to the tenant to cover operating shortfalls, if any. We accounted for the sale under the cost recovery method, and will recognize the resulting gain when the credit facilities expire.

In 1999, we sold an 89 percent interest in one hotel and concurrently signed a long-term lease on the property. We are accounting for this transaction under the financing method, and the sales proceeds of $58 million are reflected as long-term debt in the accompanying consolidated balance sheet.

In 1999, we agreed to sell and leaseback, under long-term, limited-recourse leases, four hotels for approximately $59 million in cash. At the same time, we agreed to pay security deposits of $2 million, which will be refunded at the end of the leases. As of December 29, 2000, all of the properties had been sold, resulting in a sales price that exceeded the net book value by $4 million, which we will recognize as a reduction of rent expense over the 15-year initial lease terms. We can renew the leases on all four hotels at our option.

During 1999, we sold four hotels and three senior living communities for $55 million and $52 million, respectively, resulting in pretax gains of $10 million. We recognized $2 million of the gain in 2000 and 1999, and no gain in 2001. The balance will be recognized provided certain contingencies in the sales contracts expire. We operate these properties under long-term management agreements.

In connection with the long-term, limited-recourse leases described above, Marriott International, Inc. has guaranteed the lease obligations of the tenants, wholly-owned subsidiaries of Marriott International, Inc., for a limited period of time (generally three to five years). After the guarantees expire, the lease obligations become non-recourse to Marriott International, Inc.

In sales transactions where we retain a management contract, the terms and conditions of the management contract are comparable to the terms and conditions of the management agreements obtained directly with third-party owners in competitive bid processes.

ASSET SECURITIZATIONS

We periodically sell, with limited recourse, through special purpose entities, notes receivable originated by our timeshare business in connection with the sale of timeshare intervals. We continue to service the notes and transfer all proceeds collected to the special purpose entities. We retain servicing assets and interests in the securitizations which are accounted for as interest only strips. The interests are limited to the present value of cash available after paying financing expenses, program fees, and absorbing credit losses. Gains from the sales of timeshare notes receivable totaled $40 million in 2001, $22 million in 2000 and $29 million in 1999 and are included in other sales in the consolidated statement of income.

At the date of securitization and at the end of each reporting period, we estimate the fair value of the interest only strips and servicing assets using a discounted cash flow model. These transactions utilize interest rate swaps to protect the net interest margin associated with the beneficial interest. We report changes in the fair value of the interest only strips that are treated as available-for-sale securities under the provisions of FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," through other comprehensive income in the accompanying consolidated balance sheet. We report in income changes in the fair value of interest only strips treated as trading securities under the provisions of FAS No. 115. The key assumptions used in measuring the fair value of the interest only strips at the time of securitization and at the end of the two years ended December 28, 2001 and December 29, 2000, were as follows: average discount rate of 6.89 percent and 7.82 percent, respectively; average expected annual prepayments, including defaults, of 15.43 percent and 12.72 percent, respectively; and expected weighted average life of prepayable notes receivable of 118 months and 86 months, respectively. Our key assumptions are based on experience. To date, actual results have not materially affected the carrying value of the interests.

Cash flows between us and third-party purchasers during the years ended December 28, 2001 and December 29, 2000, were as follows: net proceeds to us from new securitizations of $199 million and $144 million, respectively, repurchases by us of delinquent loans (over 150 days overdue) of $11 million and $12 million, respectively, servicing fees received by us of $2 million in each year, and cash flows received on retained interests of $30 million and $18 million, respectively.

On December 12, 2000, we repurchased notes receivable with a principal balance of $359 million and immediately sold those notes, along with $19 million of additional notes, in a $378 million securitization to an investor group. We have included net proceeds from these transactions of $16 million in the net proceeds from securitizations of $144 million disclosed above. We realized a gain of $3 million, primarily associated with the $19 million of additional notes sold, which is included in the $22 million gain on the sales of notes receivable for fiscal year 2000 disclosed above.

At December 28, 2001, $499 million of principal remains outstanding in all securitizations in which we have a retained interest only strip. Delinquencies of more than 90 days at December 28, 2001, amounted to $5 million. Loans repurchased by the Company, net of obligors subsequently curing delinquencies, during the year ended December 28, 2001, amounted to $4 million. We have been able to resell timeshare units underlying repurchased loans without incurring material losses.

We have completed a stress test on the net present value of the interest only strips and the servicing assets with the objective of measuring the change in value associated with independent changes in individual key variables. The methodology used applied unfavorable changes that would be considered statistically significant for the key variables of prepayment rate, discount rate, and weighted average remaining term. The net present value of the interest only strips and servicing assets was $90 million at December 28, 2001, before any stress test changes were applied. An increase of 100 basis points in the prepayment rate would decrease the year-end valuation by $2 million, or 2 percent, and an increase of 200 basis points in the prepayment rate would decrease the year-end valuation by $4 million, or 4 percent. An increase of 100 basis points in the discount rate would decrease the year-end valuation by $2 million, or 2 percent, and an increase of 200 basis points in the discount rate would decrease the year-end valuation by $3 million, or 4 percent. A decline of two months in the weighted average remaining term would decrease the year-end valuation by $1 million, or 2 percent, and a decline of four months in the weighted average remaining term would decrease the year-end valuation by $3 million, or 3 percent.

ASSETS HELD FOR SALE

Included in other current assets at December 28, 2001 and December 29, 2000, are $324 million and $230 million, respectively, of assets held for sale. At December 28, 2001, assets held for sale consisted of $316 million of property, plant and equipment and $8 million of other related assets. Included in other current liabilities at December 28, 2001, are $8 million of liabilities related to the assets held for sale.

At December 28, 2001, assets held for sale included $76 million of full-service lodging properties, $158 million of select-service properties, $27 million of extended-stay properties, $14 million of undeveloped land and $49 million of senior living services properties. At December 29, 2000, assets held for sale included $143 million of full-service lodging properties, $66 million of select-service properties and $21 million of extended-stay properties.

During the fourth quarter of 2001, management approved and committed to a plan to sell two lodging properties and undeveloped land for an estimated sales price of $119 million. Seven additional lodging properties ($156 million) were subject to signed sales contracts at December 28, 2001. We recorded an impairment charge to adjust the carrying value of three properties and the undeveloped land to their estimated fair value less cost to sell. See the Restructuring Costs and Other Charges footnote. All properties held for sale at December 29, 2000, were under signed sales contracts and were sold in 2001.

In December 2001, management approved and committed to a plan to exit the companion living concept of senior living services and sell the related properties within the next 12 months. We recorded a $60 million impairment charge to adjust the carrying value of the properties to their estimated fair value. See the Restructuring Costs and Other Charges footnote. These properties generated sales of $42 million, $42 million, and $37 million and operating profits of $1 million, $2 million, and $2 million in 2001, 2000 and 1999, respectively.

INTANGIBLE ASSETS

	2001	2000
($ in millions)		
Management, franchise and license agreements	$ 847	$ 861
Goodwill	1,245	1,245
Other	19	7
	2,111	2,113
Accumulated amortization	(347)	(280)
	$1,764	$1,833

We amortize intangible assets on a straight-line basis over periods of three to 40 years. Intangible amortization expense totaled $73 million in 2001, $64 million in 2000 and $62 million in 1999.

SHAREHOLDERS' EQUITY

Eight hundred million shares of our Class A Common Stock with a par value of $.01 per share are authorized. Ten million shares of preferred stock, without par value, are authorized, 200,000 shares have been issued, 100,000 of which are for the Employee Stock Ownership Plan (ESOP) and 100,000 of which are for Capped Convertible Preferred Stock. As of December 28, 2001, 109,223 shares were outstanding, 29,124 of which relate to the ESOP and 80,099 of which are Capped Convertible Preferred Stock.

On March 27, 1998, our Board of Directors adopted a shareholder rights plan under which one preferred stock purchase right was distributed for each share of our Class A Common Stock. Each right entitles the holder to buy 1/1000th of a share of a newly issued series of junior participating preferred stock of the Company at an exercise price of $175. The rights will be exercisable 10 days after a person or group acquires beneficial ownership of 20 percent or more of our Class A Common Stock, or begins a tender or exchange for 30 percent or more of our Class A Common Stock. Shares owned by a person or group on March 27, 1998, and held continuously thereafter, are exempt for purposes of determining beneficial ownership under the rights plan. The rights are nonvoting and will expire on the tenth anniversary of the adoption of the shareholder rights plan, unless exercised or previously redeemed by us for $.01 each. If we are involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either the Company or the acquirer having a value of twice the exercise price of the right.

As of December 28, 2001, we had been authorized by our Board of Directors to repurchase an additional 13.5 million shares of our Class A Common Stock.

During the second quarter of 2000 we established an employee stock ownership plan solely to fund employer contributions to the profit sharing plan. The ESOP acquired 100,000 shares of special-purpose Company convertible preferred stock (ESOP Preferred Stock) for $1 billion. The ESOP Preferred Stock has a stated value and liquidation preference of $10,000 per share, pays a quarterly dividend of 1 percent of the stated value, and is convertible into our Class A Common Stock at any time based on the amount of our contributions to the ESOP and the market price of the common stock on the conversion date, subject to certain caps and a floor price. We hold a note from the ESOP, which is eliminated upon consolidation, for the purchase price of the ESOP Preferred Stock. The shares of ESOP Preferred Stock are pledged as collateral for the repayment of the ESOP's note, and those shares are released from the pledge as principal on the note is repaid. Shares of ESOP Preferred Stock released from the pledge may be redeemed for cash based on the value of the common stock into which those shares may be converted. Principal and interest payments on the ESOP's debt are expected to be forgiven periodically to fund contributions to the ESOP and release shares of ESOP Preferred Stock. Unearned ESOP shares are reflected within shareholders' equity and are amortized as shares of ESOP Preferred Stock are released and cash is allocated to employees' accounts. The fair market value of the unearned ESOP shares at December 28, 2001 and December 29, 2000, was $263 million and $676 million, respectively.

Accumulated other comprehensive income of $50 million and $44 million at December 28, 2001 and December 29, 2000, respectively, consists primarily of foreign currency translation adjustments.

INCOME TAXES

Total deferred tax assets and liabilities as of December 28, 2001 and December 29, 2000, were as follows:

	2001	2000
($ in millions)		
Deferred tax assets	$ 481	$ 471
Deferred tax liabilities	(353)	(399)
Net deferred taxes	$ 128	$ 72

The tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets and liabilities as of December 28, 2001, and December 29, 2000, were as follows:

	2001	2000
($ in millions)		
Self-insurance	$ 50	$ 65
Employee benefits	162	169
Deferred income	35	45
Other reserves	52	13
Frequent guest program	58	65
Timeshare operations	(28)	(33)
Property, equipment and intangible assets	(157)	(213)
Other, net	(44)	(39)
Net deferred taxes	$ 128	$ 72

At December 28, 2001, we had approximately $34 million of tax credits that expire through 2021.

We have made no provision for U.S. income taxes, or additional foreign taxes, on the cumulative unremitted earnings of non-U.S. subsidiaries ($203 million as of December 28, 2001) because we consider these earnings to be permanently invested. These earnings could become subject to additional taxes if remitted as dividends, loaned to us or a U.S. affiliate, or if we sell our interests in the affiliates. We cannot practically estimate the amount of additional taxes that might be payable on the unremitted earnings.

The provision for income taxes consists of:

		2001	2000	1999
($ in millions)				
Current	– Federal	$149	$216	$117
	– State	18	28	26
	– Foreign	21	26	24
		188	270	167
Deferred	– Federal	(55)	(2)	58
	– State	1	10	12
	– Foreign	—	—	—
		(54)	8	70
		$134	$278	$237

The current tax provision does not reflect the benefits attributable to us relating to our ESOP of $101 million in 2001 and $109 million in 2000 or the exercise of employee stock options of $55 million in 2001, $42 million in 2000 and $44 million in 1999. The taxes applicable to other comprehensive income are not material.

A reconciliation of the U.S. statutory tax rate to our effective income tax rate follows:

	2001	2000	1999
U.S. statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. tax benefit	3.7	3.6	3.9
Foreign income	(3.3)	(1.4)	(0.3)
Tax credits	(4.1)	(3.1)	(5.4)
Goodwill amortization	3.3	1.6	1.8
Other, net	1.6	1.1	2.3
Effective rate	36.2%	36.8%	37.3%

Cash paid for income taxes, net of refunds, was $125 million in 2001, $145 million in 2000 and $150 million in 1999.

LEASES

Our future obligations under operating leases at December 28, 2001, are summarized below:

Fiscal Year	($ in millions)
2002	$ 183
2003	176
2004	168
2005	163
2006	154
Thereafter	1,346
Total minimum lease payments	$2,190

Most leases have initial terms of up to 20 years, and contain one or more renewal options, generally for five- or 10-year periods. The leases provide for minimum rentals, and additional rentals based on our operations of the leased property. The total minimum lease payments above include $718 million representing obligations of consolidated subsidiaries that are non-recourse to Marriott International, Inc.

Rent expense consists of:

	2001	2000	1999
($ in millions)			
Minimum rentals	$184	$171	$158
Additional rentals	91	97	102
	$275	$268	$260

LONG-TERM DEBT

Our long-term debt at December 28, 2001, and December 29, 2000, consisted of the following:

	2001	2000
($ in millions)		
Senior notes, average interest rate of 7.4% at December 28, 2001, maturing through 2009	$1,300	$1,001
Commercial paper	—	827
Revolver, average interest rate of 2.5% at December 28, 2001	923	24
Endowment deposits (non-interest bearing)	120	108
Other	108	98
	2,451	2,058
Less current portion	(43)	(42)
	$2,408	$2,016

The debt is unsecured with the exception of $13 million, which is secured by real estate.

In April 1999, January 2000 and January 2001, we filed "universal shelf" registration statements with the Securities and Exchange Commission in the amount of $500 million, $300 million and $300 million, respectively. As of December 28, 2001, we had offered and sold to the public $600 million of debt securities under these registration statements, leaving a balance of $500 million available for future offerings.

In January 2001, we issued, through a private placement, $300 million of 7 percent Series E Notes due 2008, and received net proceeds of $297 million. We agreed to make and complete a registered exchange offer to exchange these notes for publicly registered new notes on substantially identical terms, which we completed on January 15, 2002.

In March 2000, we sold $300 million principal amount of 8 1/8 percent Series D Notes, which mature in 2005, in a public offering made under our shelf registration statements. We received net proceeds of $298 million.

In September 1999, we sold $300 million principal amount of 7 7/8 percent Series C Notes, which mature in 2009, in a public offering made under our shelf registration statement. We received net proceeds of $296 million.

In November 1998, we sold, through a private placement, $400 million of unsecured senior notes (Series A and B Notes). Proceeds net of discounts totaled $396 million. On April 23, 1999, we commenced a registered exchange offer to exchange the privately placed Series A and B Notes for publicly registered new notes on identical terms. All of the privately placed Series A and B Notes were tendered for exchange, and new notes were issued to the holders on May 31, 1999.

In July 2001 and February 1999, respectively, we entered into $1.5 billion and $500 million multicurrency revolving credit facilities (the Facilities) each with terms of five years. Borrowings bear interest at the London Interbank Offered Rate (LIBOR) plus a spread, based on our public debt rating. Additionally, annual fees are paid on the Facilities at a rate also based on our public debt rating. At December 29, 2000, commercial paper, which was supported by the Facilities, is classified as long-term debt based on our ability and intent to refinance it on a long-term basis.

We are in compliance with covenants in our loan agreements, which require the maintenance of certain financial ratios and minimum shareholders' equity, and also include, among other things, limitations on additional indebtedness and the pledging of assets.

The 2001 and 2000 statement of cash flows excludes $109 million and $79 million, respectively, of financing and joint venture investments made by us in connection with asset sales. The 1999 statement of cash flows excludes $215 million of convertible subordinated debt that was converted to equity in November 1999, $54 million of debt that we assumed during 1999, and $15 million of notes receivable we received in a 1999 asset sale that we subsequently sold for cash.

Aggregate debt maturities, excluding convertible debt are: 2002 – $43 million; 2003 – $239 million; 2004 – $16 million; 2005 – $518 million; 2006 – $915 million; and $720 million thereafter.

Cash paid for interest, net of amounts capitalized was $68 million in 2001, $74 million in 2000 and $30 million in 1999.

CONVERTIBLE DEBT

On May 8, 2001, we received cash proceeds of $405 million from the sale of zero-coupon convertible senior notes due 2021, known as LYONs.

The LYONs are convertible into approximately 6.4 million shares of our Class A Common Stock and carry a yield to maturity of 0.75 percent. We may not redeem the LYONs prior to May 8, 2004, but may at the option of the holders be required to purchase the LYONs at their accreted value on May 8 of each of 2002, 2004, 2011 and 2016. We may choose to pay the purchase price for redemptions or repurchases in cash and/or shares of our Class A Common Stock.

We are amortizing the issuance costs of the LYONs into interest expense over the one-year period ending May 8, 2002. The LYONs are classified as long-term based on our ability and intent to refinance the obligation with long-term debt if we are required to repurchase the LYONs.

On March 25, 1996, the company formerly named "Marriott International, Inc." (Old Marriott) issued $540 million (principal amount at maturity) of zero coupon convertible subordinated debt in the form of LYONs due 2011. The LYONs were issued and recorded at a discount representing a yield to maturity of 4.25 percent. Accretion was recorded as interest expense and an increase to the carrying value. Gross proceeds from the LYONs issuance were $288 million. We assumed the LYONs when we were spun off (the Spinoff) as a separate entity by Old Marriott in March 1998, and Old Marriott, renamed Sodexho Marriott Services, Inc. (SMS), assumed a 9 percent share of the LYONs obligation based on the relative equity values of SMS and the Company at the Spinoff.

The LYONs were redeemable by us at any time on or after March 25, 1999, for cash equal to the issue price plus accrued original issue discount. On October 7, 1999, we delivered a mandatory redemption notice to the holders of the LYONs indicating our plan to redeem them on November 8, 1999, for $619.65 in cash per LYON. Holders of 347,000 LYONs elected to convert each LYON into 17.52 shares of our Class A Common Stock and 2.19 shares of SMS common stock prior to the close of business on November 8, 1999. The aggregate redemption payment for the remaining 193,000 LYONs totaled $120 million. Pursuant to the LYONs Allocation Agreement entered into with SMS as part of the Spinoff, SMS funded 9 percent of the aggregate LYONs redemption payment. We funded the redemption payment with proceeds from commercial paper borrowings. Unamortized deferred financing costs of $2 million relating to the LYONs that were redeemed were recognized as interest expense in 1999.

EARNINGS PER SHARE

The following table illustrates the reconciliation of the earnings and number of shares used in the basic and diluted earnings per share calculations (in millions, except per share amounts).

	2001	2000	1999
Computation of Basic Earnings Per Share			
Net income	$ 236	$ 479	$ 400
Weighted average shares outstanding	243.3	241.0	247.5
Basic Earnings Per Share	$ .97	$ 1.99	$ 1.62
Computation of Diluted Earnings Per Share			
Net income	$ 236	$ 479	$ 400
After-tax interest expense on convertible debt	—	—	7
Net income for diluted earnings per share	$ 236	$ 479	$ 407
Weighted average shares outstanding	243.3	241.0	247.5
Effect of Dilutive Securities			
Employee stock purchase plan	—	0.1	0.2
Employee stock option plan	7.9	7.5	8.7
Deferred stock incentive plan	5.5	5.4	5.4
Convertible debt	—	—	8.0
Shares for diluted earnings per share	256.7	254.0	269.8
Diluted Earnings Per Share	$ .92	$ 1.89	$ 1.51

We compute the effect of dilutive securities using the treasury stock method and average market prices during the period. The calculation of diluted earnings per share for the year ended December 28, 2001, excludes $5 million of after-tax interest expense on convertible debt and 4.1 million shares issuable upon conversion of convertible debt, and 5.1 million options granted in 2001, inclusion of which would have had an antidilutive impact on diluted earnings per share.

EMPLOYEE STOCK PLANS

We issue stock options, deferred shares and restricted shares under our 1998 Comprehensive Stock and Cash Incentive Plan (Comprehensive Plan). Under the Comprehensive Plan, we may award to participating employees (1) options to purchase our Class A Common Stock (Stock Option Program and Supplemental Executive Stock Option awards), (2) deferred shares of our Class A Common Stock and (3) restricted shares of our Class A Common Stock. In addition we have an employee stock purchase plan (Stock Purchase Plan). In accordance with the provisions of Opinion No. 25 of the Accounting Principles Board, we recognize no compensation cost for the Stock Option Program, the Supplemental Executive Stock Option awards or the Stock Purchase Plan.

Deferred shares granted to officers and key employees under the Comprehensive Plan generally vest over 10 years in annual installments commencing one year after the date of grant. We accrue compensation expense for the fair market value of the shares on the date of grant, less estimated forfeitures. We granted 0.8 million deferred shares during 2001. Compensation cost recognized during 2001, 2000 and 1999 was $25 million, $18 million and $15 million, respectively.

Restricted shares under the Comprehensive Plan are issued to officers and key employees and distributed over a number of years in annual installments, subject to certain prescribed conditions including continued employment. We recognize compensation expense for the restricted shares over the restriction period equal to the fair market value of the shares on the date of issuance. We awarded 0.2 million restricted shares under this plan during 2001. We recognized compensation cost of $4 million in each of 2001, 2000 and 1999.

Under the Stock Purchase Plan, eligible employees may purchase our Class A Common Stock through payroll deductions at the lower of the market value at the beginning or end of each plan year.

Employee stock options may be granted to officers and key employees at exercise prices equal to the market price of our Class A Common Stock on the date of grant. Nonqualified options expire 10 years after the date of grant, except those issued from 1990 through 2000, which expire 15 years after the date of the grant. Most options under the Stock Option Program are exercisable in cumulative installments of one quarter at the end of each of the first four years following the date of grant. In February 1997, 2.1 million Supplemental Executive Stock Option awards were awarded to certain of our officers. The options vest after eight years but could vest earlier if our stock price meets certain performance criteria. These options have an exercise price of $25 and 0.2 million of them were forfeited during 1998. None of them were exercised during 2001, 2000 or 1999, and 1.9 million remained outstanding at December 28, 2001.

For the purposes of the following disclosures required by FAS No. 123, "Accounting for Stock-Based Compensation," the fair value of each option granted during 2001, 2000 and 1999 was $16, $15 and $14, respectively. We estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model, using the assumptions noted in the following table:

	2001	2000	1999
Annual dividends	**$ .26**	$ .24	$ .22
Expected volatility	**32%**	30%	29%
Risk-free interest rate	**4.9%**	5.8%	6.7%
Expected life (in years)	**7**	7	7

Pro forma compensation cost for the Stock Option Program, the Supplemental Executive Stock Option awards and employee purchases pursuant to the Stock Purchase Plan subsequent to December 30, 1994, recognized in accordance with FAS No. 123, would reduce our net income as follows (in millions, except per share amounts):

	2001	2000	1999
Net income as reported	**$236**	$ 479	$ 400
Pro forma net income	**$187**	$ 435	$ 364
Diluted earnings per share as reported	**$ .92**	$1.89	$1.51
Pro forma diluted earnings per share	**$ .73**	$1.71	$1.38

A summary of our Stock Option Program activity during 2001, 2000 and 1999 is presented below:

	Number of options (in millions)	Weighted average exercise price
Outstanding at January 1, 1999	31.5	$19
Granted during the year	6.9	33
Exercised during the year	(4.2)	12
Forfeited during the year	(0.4)	30
Outstanding at December 31, 1999	33.8	22
Granted during the year	0.6	36
Exercised during the year	(3.9)	16
Forfeited during the year	(0.5)	32
Outstanding at December 29, 2000	30.0	23
Granted during the year	13.4	36
Exercised during the year	(4.2)	18
Forfeited during the year	(0.9)	34
Outstanding at December 28, 2001	38.3	$29

There were 20.2 million, 20.5 million and 19.3 million exercisable options under the Stock Option Program at December 28, 2001, December 29, 2000 and December 31, 1999, respectively, with weighted average exercise prices of $22, $19 and $16, respectively.

At December 28, 2001, 54.1 million shares were reserved under the Comprehensive Plan (including 40.3 million shares under the Stock Option Program and 1.9 million shares of the Supplemental Executive Stock Option awards) and 2.1 million shares were reserved under the Stock Purchase Plan.

Stock options issued under the Stock Option Program outstanding at December 28, 2001, were as follows:

	Outstanding			Exercisable	
Range of exercise prices	Number of options (in millions)	Weighted average remaining life (in years)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
$ 3 to 5	0.9	4	$ 3	0.9	$ 3
6 to 9	2.5	6	7	2.5	7
10 to 15	3.1	8	13	3.1	13
16 to 24	1.9	9	17	1.9	17
25 to 37	23.8	11	31	11.7	30
38 to 49	6.1	10	45	0.1	41
$ 3 to 49	38.3	10	$29	20.2	$22

FAIR VALUE OF FINANCIAL INSTRUMENTS

We assume that the fair values of current assets and current liabilities are equal to their reported carrying amounts. The fair values of noncurrent financial assets and liabilities are shown below.

	2001		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
($ in millions)				
Notes and other receivables	$1,588	$1,645	$1,180	$1,206
Long-term debt, convertible debt and other long-term liabilities	2,754	2,743	1,998	1,974

We value notes and other receivables based on the expected future cash flows discounted at risk adjusted rates. We determine valuations for long-term debt and other long-term liabilities based on quoted market prices or expected future payments discounted at risk adjusted rates.

CONTINGENT LIABILITIES

We issue guarantees to lenders and other third parties in connection with financing transactions and other obligations. These guarantees were limited, in the aggregate, to $574 million at December 28, 2001, including guarantees involving major customers. As discussed below (see "Restructuring Costs and Other Charges"), we expect to fund $33 million of guarantee obligations in 2002. In addition, we have made an uncapped physical completion guaranty relating to one hotel property with minimal expected funding. As of December 28, 2001, we had extended approximately $669 million of loan commitments to owners of lodging properties and senior living communities under which we expect to fund approximately $187 million by January 3, 2003, and $334 million in total. Letters of credit outstanding on our behalf at December 28, 2001 totaled $77 million, the majority of which related to our self-insurance programs. At December 28, 2001, we had repurchase obligations of $46 million related to notes receivable from timeshare interval purchasers, which have been sold with limited recourse.

New World Development and another affiliate of Dr. Henry Cheng Kar-Shun have severally indemnified us for guarantees by us of leases with minimum annual payments of approximately $57 million.

On March 30, 2001, Green Isle Partners, Ltd., S.E. (Green Isle) filed a 63-page complaint in Federal district court in Delaware against The Ritz-Carlton Hotel Company, L.L.C., The Ritz-Carlton Hotel Company of Puerto Rico, Inc. (Ritz-Carlton Puerto Rico), Marriott International, Inc., Marriott Distribution Services, Inc., Marriott International Capital Corp. and Avendra L.L.C. (*Green Isle Partners, Ltd. S.E., v. The Ritz-Carlton Hotel Company, L.L.C., et al,* civil action no. 01-202). Ritz-Carlton Puerto Rico manages The Ritz-Carlton San Juan Hotel, Spa and Casino located in San Juan, Puerto Rico, under an operating agreement with Green Isle dated December 15, 1995 (the Operating Agreement).

The claim asserts 11 causes of action: three Racketeer Influenced and Corrupt Organizations Act (RICO) claims, together with claims based on the Robinson-Patman Act, breach of contract, breach of fiduciary duty, aiding and abetting a breach of fiduciary duty, breach of implied duties of good faith and fair dealing, common law fraud and intentional misrepresentation, negligent misrepresentation, and fiduciary accounting. The complaint does not request termination of the Operating Agreement.

The claim includes allegations of: (i) national, non-competitive contracts and attendant kick-back schemes; (ii) concealing transactions with affiliates; (iii) false entries in the books and manipulation of accounts payable and receivable; (iv) excessive compensation schemes and fraudulent expense accounts; (v) charges of prohibited overhead costs to the project; (vi) charges of prohibited procurement costs; (vii) inflation of Group Service Expense; (viii) the use of prohibited or falsified revenues; (ix) attempts to oust Green Isle from ownership; (x) creating a financial crisis and then attempting to exploit it by seeking an economically oppressive contract in connection with a loan; (xi) providing incorrect cash flow figures and failing to appropriately reveal and explain revised cash flow figures.

The complaint seeks as damages the $140 million, which Green Isle claims to have invested in the hotel (which includes $85 million in third-party debt), which the plaintiffs seek to treble to $420 million under RICO and the Robinson-Patman Act.

On May 25, 2001, defendants moved to dismiss the complaint or, alternatively, to stay or transfer. On June 25, 2001, Green Isle filed its Chapter 11 Bankruptcy Petition in the Southern District of Florida. On November 11, 2001, the court granted defendants' motion to transfer and subsequently did transfer the matter to the United States District Court for the district of Puerto Rico.

Although we believe that the lawsuit described above is without merit, and we intend to vigorously defend against the claims being made against us, we cannot assure you as to the outcome of this lawsuit nor can we currently estimate the range of any potential loss to the Company.

In addition to the foregoing, we are from time to time involved in legal proceedings which could, if adversely decided, result in losses to the Company.

BUSINESS SEGMENTS

We are a diversified hospitality company with operations in six business segments: *Full-Service Lodging*, which includes Marriott Hotels, Resorts and Suites, The Ritz-Carlton Hotels, Renaissance Hotels, Resorts and Suites, Ramada International and the fees we receive for the use of the Ramada name in the United States and Canada; *Select-Service Lodging*, which includes Courtyard, Fairfield Inn and SpringHill Suites; *Extended-Stay Lodging*, which includes Residence Inn, TownePlace Suites, ExecuStay and Marriott Executive Apartments; *Timeshare*, which includes the operation, ownership, development and marketing of Marriott's timeshare properties under the Marriott, Ritz-Carlton Club, Horizons and Grand Residences brands; *Senior Living Services*, which includes the operation, ownership and development of senior living communities; and *Distribution Services*, which includes our wholesale food distribution business. We evaluate the performance of our segments based primarily on operating profit before corporate expenses and interest. We do not allocate income taxes at the segment level.

We have aggregated the brands and businesses presented within each of our segments considering their similar economic characteristics, types of customers, distribution channels, and the regulatory business environment of the brands and operations within each segment.

	2001	2000	1999
($ in millions)			
Sales			
Full-Service	$ 5,238	$ 5,520	$5,091
Select-Service	864	901	788
Extended-Stay	635	668	537
Timeshare	1,049	822	625
Total Lodging	7,786	7,911	7,041
Senior Living Services	729	669	559
Distribution Services	1,637	1,500	1,139
	$10,152	$10,080	$8,739
Operating profit (loss) before corporate expenses and interest			
Full-Service	$ 294	$ 510	$ 469
Select-Service	145	192	167
Extended-Stay	55	96	68
Timeshare	147	138	123
Total Lodging	641	936	827
Senior Living Services	(45)	(18)	(18)
Distribution Services	(6)	4	21
	$ 590	$ 922	$ 830
Depreciation and amortization			
Full-Service	$ 81	$ 86	$ 74
Select-Service	10	8	4
Extended-Stay	16	15	11
Timeshare	34	22	19
Total Lodging	141	131	108
Senior Living Services	32	28	21
Distribution Services	13	6	6
Corporate	36	30	27
	$ 222	$ 195	$ 162
Assets			
Full-Service	$ 3,394	$ 3,453	$2,861
Select-Service	931	995	620
Extended-Stay	366	399	395
Timeshare	2,109	1,634	1,283
Total Lodging	6,800	6,481	5,159
Senior Living Services	690	784	980
Distribution Services	216	194	187
Corporate	1,401	778	998
	$ 9,107	$ 8,237	$7,324
Capital expenditures			
Full-Service	$ 186	$ 554	$ 180
Select-Service	140	262	182
Extended-Stay	52	83	121
Timeshare	75	66	36
Total Lodging	453	965	519
Senior Living Services	26	76	301
Distribution Services	2	6	3
Corporate	79	48	106
	$ 560	$ 1,095	$ 929

Sales from Distribution Services exclude sales (made at market terms and conditions) to other business segments of $157 million, $176 million and $166 million in 2001, 2000 and 1999, respectively.

Segment operating expenses include selling, general and administrative expenses directly related to the operations of the businesses, aggregating $698 million in 2001, $682 million in 2000 and $592 million in 1999.

The consolidated financial statements include the following related to international operations: sales of $477 million in 2001, $455 million in 2000 and $392 million in 1999; operating profit before corporate expenses and interest of $42 million in 2001, $73 million in 2000 and $66 million in 1999; and fixed assets of $211 million in 2001, $241 million in 2000 and $137 million in 1999.

RESTRUCTURING COSTS AND OTHER CHARGES

The Company has experienced a significant decline in demand for hotel rooms in the aftermath of the September 11, 2001 attacks on New York and Washington and the subsequent dramatic downturn in the economy. This decline has resulted in reduced management and franchise fees, cancellation of development projects, and anticipated losses under guarantees and loans. We have responded by implementing certain companywide cost-saving measures, although we do not expect any significant changes to the scope of our operations. As a result of our restructuring plan, we incurred restructuring costs of $124 million, including (1) $16 million in severance costs; (2) $20 million, primarily associated with loss on a sublease of excess space arising from the reduction in personnel; (3) $28 million related to the write-off of capitalized costs relating to development projects no longer deemed viable; and (4) $60 million related to the write-down of the Village Oaks brand of companion-style senior living communities, which are now classified as held for sale, to their estimated fair value. Detailed information related to the restructuring costs and other charges, which were recorded in the fourth quarter of 2001 as a result of the economic downturn and the unfavorable lodging environment, is provided below.

Restructuring Costs

Severance

Our restructuring plan resulted in the reduction of approximately 1,700 employees (the majority of which were terminated by December 28, 2001) across the Company. We recorded a workforce reduction charge of $16 million related primarily to severance and fringe benefits. The charge does not reflect amounts billed out separately to owners for property-level severance costs. In addition, we delayed filling vacant positions and reduced staff hours.

Facilities Exit Costs

As a result of the workforce reduction and delay in filling vacant positions, we consolidated excess corporate facilities. We recorded a restructuring charge of approximately $15 million for excess corporate facilities, primarily related to lease terminations and noncancelable lease costs in excess of estimated sublease income. In addition, we recorded a $5 million charge for lease terminations resulting from cancellations of leased units by our ExecuStay corporate apartment business, primarily in downtown New York City.

Development Cancellations and Elimination of Product Line

We incur certain costs associated with the development of properties, including legal costs, the cost of land and planning and design costs. We capitalize these costs as incurred and they become part of the cost basis of the property once it is developed. As a result of the dramatic downturn in the economy in the aftermath of the September 11, 2001 attacks, we decided to cancel development projects no longer deemed viable. As a result, we expensed $28 million of previously capitalized costs. In addition, management has begun to actively engage in efforts to sell 25 Village Oaks senior living communities. These communities offer companion living and are significantly different from our other senior living brands. As a result of the plan to exit this line of business, we have reclassified the assets associated with the 25 properties as assets held for sale and accordingly recorded those assets at their estimated fair value, resulting in an impairment charge of $60 million.

Other Charges

Reserves for Guarantees and Loan Losses

We issue guarantees to lenders and other third parties in connection with financing transactions and other obligations. We also advance loans to some owners of properties that we manage. As a result of the downturn in the economy, certain hotels have experienced significant declines in profitability and the owners have not been able to meet debt service obligations to the Company or in some cases, to third-party lending institutions. As a result, based upon cash flow projections, we expect to fund under certain guarantees, which are not deemed recoverable, and we expect that several of the loans made by us will not be repaid according to their original terms. Due to the expected guarantee fundings deemed nonrecoverable and the expected loan losses, we recorded charges of $85 million in the fourth quarter of 2001.

Accounts Receivable – Bad Debts

In the fourth quarter of 2001, we reserved $17 million of accounts receivable following an analysis of these accounts which we deemed uncollectible, generally as a result of the unfavorable hotel operating environment.

Asset Impairments and Other Charges

The Company recorded a charge related to the impairment of an investment in a technology-related joint venture ($22 million), losses on the anticipated sale of three lodging properties ($13 million), write-offs of investments in management contracts and other assets ($8 million), and the write-off of capitalized software costs arising from a decision to change a technology platform ($2 million).

A summary of the restructuring costs and other charges recorded in the fourth quarter of 2001 is detailed as follows:

($ in millions)	Total charge	Non-cash charge	Cash payments in fourth quarter 2001	Restructuring costs and other charges liability at December 28, 2001
Severance	$ 16	$ 2	$6	$ 8
Facilities exit costs	20	—	2	18
Development cancellations and elimination of product line	88	88	—	—
Total restructuring costs	124	90	8	26
Reserves for guarantees and loan losses	85	52	—	33
Accounts receivable – bad debts	17	17	—	—
Write-down of properties held for sale	13	13	—	—
Impairment of technology-related investments and other	32	31	—	1
Total	$271	$203	$8	$60

The remaining liability related to the workforce reduction and fundings under guarantees will be substantially paid by the end of 2002. The amounts related to the space reduction and resulting lease expense due to the consolidation of facilities will be paid over the respective lease terms through 2012.

Further detail regarding the charges is shown below:

OPERATING PROFIT IMPACT

($ in millions)	Full-Service	Select-Service	Extended-Stay	Timeshare	Senior Living Services	Distribution Services	Total
Severance	$ 7	$ 1	$ 1	$2	$—	$1	$ 12
Facilities exit costs	—	—	5	—	—	1	6
Development cancellations and elimination of product line	19	4	5	—	60	—	88
Total restructuring costs	26	5	11	2	60	2	106
Reserves for guarantees and loan losses	30	3	3	—	—	—	36
Accounts receivable – bad debts	11	1	—	—	2	3	17
Write-down of properties held for sale	9	4	—	—	—	—	13
Impairment of technology-related investments and other	8	—	2	—	—	—	10
Total	$84	$13	$16	$2	$62	$5	$182

NON-OPERATING IMPACT

($ in millions)	Corporate expenses	Provision for loan losses	Interest income	Total corporate expenses and interest
Severance	$ 4	$—	$—	$ 4
Facilities exit costs	14	—	—	14
Total restructuring costs	18	—	—	18
Reserves for guarantees and loan losses	—	43	6	49
Impairment of technology-related investments and other	22	—	—	22
Total	$40	$43	$ 6	$89

SUBSEQUENT EVENTS (unaudited)

In March 2002, Marriott and Cendant Corporation ("Cendant") completed the formation of a joint venture to further develop and expand the Ramada and Days Inn brands in the United States. We contributed to the joint venture the domestic Ramada license agreements and related intellectual property at their carrying value of approximately $200 million. We also contributed a $205 million note receivable from us and the joint venture assumed a $205 million note payable to us, which eliminate upon consolidation. Cendant contributed the Days Inn license agreement and related intellectual property with a carrying value of approximately $205 million. We each own approximately 50 percent of the joint venture, with Cendant having the slightly larger interest. We will account for our interest in the joint venture using the equity method. The joint venture can be dissolved at any time with the consent of both members and is scheduled to terminate in March 2012. In the event of dissolution, the joint venture's assets will generally be distributed in accordance with each member's capital account. In addition, during certain periods of time commencing in March 2004, first the joint venture and later Marriott will have a brief opportunity to cause a mandatory redemption of Marriott's joint venture equity.

QUARTERLY FINANCIAL DATA – UNAUDITED

($ in millions, except per share data)	2001[1] First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Sales	$2,461	$2,450	$2,373	$2,868	$10,152
Operating profit (loss) before corporate expenses and interest	$ 226	$ 239	$ 178	$ (53)	$ 590
Net income (loss)	$ 121	$ 130	$ 101	$ (116)	$ 236
Diluted earnings (loss) per share[2]	$ .47	$ .50	$ .39	$ (.48)	$ .92

($ in millions, except per share data)	2000[1] First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
Sales	$2,177	$2,409	$2,315	$3,179	$10,080
Operating profit (loss) before corporate expenses and interest	$ 193	$ 247	$ 216	$ 266	$ 922
Net income	$ 94	$ 126	$ 110	$ 149	$ 479
Diluted earnings per share	$ .37	$ .50	$ .43	$ .59	$ 1.89

[1] The quarters consist of 12 weeks, except the fourth quarter, which consists of 16 weeks.

[2] In 2001 the sum of the earnings per share for the four quarters differs from annual earnings per share due to the required method of computing the weighted average shares in interim periods.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents summary selected historical financial data for the Company derived from our financial statements as of and for the five fiscal years ended December 28, 2001.

Since the information in this table is only a summary and does not provide all of the information contained in our financial statements, including the related notes, you should read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements. Per share data and Shareholders' Equity have not been presented prior to 1998 because we were not a publicly held company during that time.

	Fiscal Year				
($ in millions, except per share data)	2001	2000	1999	1998	1997
Income Statement Data:					
Sales	$10,152	$10,080	$ 8,739	$ 7,968	$ 7,236
Operating Profit Before Corporate Expenses and Interest	590	922	830	736	609
Net Income	236	479	400	390	324
Per Share Data:					
Diluted Earnings Per Share	.92	1.89	1.51	1.46	
Cash Dividends Declared	.255	.235	.215	.195	
Balance Sheet Data (at end of year):					
Total Assets	9,107	8,237	7,324	6,233	5,161
Long-Term and Convertible Debt	2,815	2,016	1,676	1,267	422
Shareholders' Equity	3,478	3,267	2,908	2,570	
Other Data:					
Systemwide Sales[1]	$20,000	$19,781	$17,684	$16,024	$13,196

[1] Systemwide sales comprise revenues generated from guests at managed, franchised, owned, and leased hotels and senior living communities, together with sales generated by our other businesses. We consider systemwide sales to be a meaningful indicator of our performance because it measures the growth in revenues of all of the properties that carry one of the Marriott brand names. Our growth in profitability is in large part driven by such overall revenue growth. Nevertheless, systemwide sales should not be considered an alternative to revenues, operating profit, net income, cash flows from operations, or any other operating measure prescribed by accounting principles generally accepted in the United States. In addition, systemwide sales may not be comparable to similarly titled measures, such as sales and revenues, which do not include gross sales generated by managed and franchised properties.

MANAGEMENT'S REPORT

Management is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. In meeting this responsibility, we maintain a highly developed system of internal controls, policies and procedures, including an internal auditing function that continually evaluates the adequacy and effectiveness of our control system. Management believes this system provides reasonable assurance that transactions are properly authorized and recorded to adequately safeguard our assets and to permit preparation of financial statements in accordance with generally accepted accounting principles.

The consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants. Their report expresses an informed judgment as to whether management's financial statements, considered in their entirety, present fairly our financial position, operating results and cash flows in conformity with generally accepted accounting principles.

The Board of Directors pursues its responsibility for the financial statements through its Audit Committee, composed of four directors not otherwise employed by the company. The committee meets a minimum of three times during the year with the independent public accountants, representatives of management and the internal auditors to review the scope and results of the internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls. The independent public accountants and internal auditors have unrestricted access to the Audit Committee with or without the presence of management.



Arne M. Sorenson
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Marriott International, Inc.:

We have audited the accompanying consolidated balance sheet of Marriott International, Inc. and subsidiaries as of December 28, 2001 and December 29, 2000, and the related consolidated statements of income, cash flows, comprehensive income and shareholders' equity for each of the three fiscal years in the period ended December 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marriott International, Inc. and subsidiaries as of December 28, 2001 and December 29, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2001 in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP
Vienna, Virginia
February 15, 2002

Directors and Officers

DIRECTORS

J.W. MARRIOTT, JR.[1]
Chairman of the Board and
Chief Executive Officer

RICHARD E. MARRIOTT
Chairman
Host Marriott Corporation

ANN M. FUDGE[2]
Former Division President
Kraft Foods

GILBERT M. GROSVENOR[2,4]
Chairman
National Geographic Society

FLORETTA DUKES MCKENZIE[3,4]
Founder and Chairwoman
The McKenzie Group

HARRY J. PEARCE[3,4]
Chairman
Hughes Electronics Corporation

W. MITT ROMNEY[2,3]
President and Chief Executive Officer
Salt Lake Organizing Committee

ROGER W. SANT[1,2,3]
Chairman
The AES Corporation

WILLIAM J. SHAW
President and Chief Operating Officer

LAWRENCE M. SMALL[2,3]
Secretary
The Smithsonian Institution

DIRECTOR EMERITUS

STERLING D. COLTON

CHAIRMAN EMERITUS THE RITZ-CARLTON HOTEL COMPANY, L.L.C.

WILLIAM R. TIEFEL

SENIOR EXECUTIVE OFFICERS

J.W. MARRIOTT, JR.†
Chairman of the Board and
Chief Executive Officer

WILLIAM J. SHAW†
President and Chief Operating Officer

JOSEPH RYAN†
Executive Vice President and
General Counsel

ARNE M. SORENSON†
Executive Vice President and
Chief Financial Officer

JAMES M. SULLIVAN†
Executive Vice President
Lodging Development

WILLIAM W. MCCARTEN†
President
Marriott Services Group

CORPORATE OFFICERS

LINDA A. BARTLETT
Senior Vice President–Finance
and Corporate Controller

A. BRADFORD BRYAN, JR.
Executive Vice President
Architecture and Construction

SIMON F. COOPER†
President and CEO
The Ritz-Carlton Hotel Company, L.L.C.

VICTOR L. CRAWFORD
Executive Vice President and General Manager
Marriott Distribution Services

MICHAEL E. DEARING
Senior Vice President
Project Finance

JOEL M. EISEMANN
Senior Vice President
Global Asset Management

JEFFREY W. FERGUSON
Executive Vice President and General Manager
Marriott Senior Living Services

EDWIN D. FULLER†
President and Managing Director
Marriott Lodging–International

DAVID J. GRISSEN
Senior Vice President–Lodging Operations
Marriott Lodging

CAROLYN B. HANDLON
Senior Vice President–Finance
and Treasurer

DOROTHY M. INGALLS
Secretary and Senior Counsel

MICHAEL E. JANNINI
Executive Vice President–Brand Management
Marriott Lodging

STEPHEN P. JOYCE
Executive Vice President
Owner and Franchise Services
Marriott Lodging

KEVIN P. KEARNEY
Senior Vice President
Lodging Development–Europe

BRENDAN M. KEEGAN†
Executive Vice President–Human Resources

KARL KILBURG
Senior Vice President
Marriott Lodging–International Operations

KEVIN M. KIMBALL
Executive Vice President–Finance
Marriott Lodging

THOMAS E. LADD
Senior Vice President–Government Affairs

NANCY C. LEE
Senior Vice President and
Associate General Counsel

JOHN W. MARRIOTT III
Executive Vice President
Sales and Marketing
Marriott Lodging

ROBERT J. MCCARTHY
Executive Vice President
Operations, Planning and Support
Marriott Lodging

SCOTT E. MELBY
Senior Vice President
Development Planning and Feasibility
Marriott Lodging

ROBERT A. MILLER
President–Marriott Leisure

DARYL A. NICKEL
Executive Vice President
Lodging Development
Select-Service and Extended-Stay Brands

LAURA E. PAUGH
Senior Vice President
Investor Relations

WILLIAM T. PETTY†
Executive Vice President
North American Lodging Operations

M. LESTER PULSE, JR.
Senior Vice President–Taxes

DAVID A. RODRIGUEZ
Senior Vice President
Staffing and Development

EDWARD A. RYAN
Senior Vice President and
Associate General Counsel

DAVID M. SAMPSON
Senior Vice President–Diversity Initiatives

CHARLOTTE B. STERLING
Executive Vice President–Communications

MARYAM T. WEHE
Executive Vice President–Strategic Planning

STEPHEN P. WEISZ†
President
Marriott Vacation Club International

JOHN L. WILLIAMS
Executive Vice President
Lodging Development–North America

CARL WILSON
Executive Vice President and
Chief Information Officer

LEGEND
[1] Executive Committee
[2] Audit Committee
[3] Compensation Policy Committee
[4] Nominating and Corporate Governance Committee
† Executive officer as defined under the Securities Exchange Act of 1934

Corporate Information

CORPORATE HEADQUARTERS
Marriott International, Inc.
Marriott Drive
Washington, D.C. 20058
301/380-3000
Internet: www.marriott.com

COMMON STOCK LISTINGS
The company's Class A common stock (ticker symbol: MAR) is listed on the New York Stock Exchange and other exchanges.

SHAREHOLDERS OF RECORD
54,656 at January 31, 2002

REGISTRAR AND TRANSFER AGENT
Shareholder inquiries regarding stock transfers, dividend payments, address changes, enrollment in the company's direct investment plan, lost stock certificates, or other stock account matters should be directed to:

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, N.J. 07303-2500
800/311-4816
Internet: www.equiserve.com

INVESTOR RELATIONS
For information, call: 301/380-6500
Internet: www.marriott.com/investor

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Vienna, Virginia

ANNUAL MEETING OF SHAREHOLDERS
May 3, 2002—10:30 a.m.
JW Marriott Hotel
1331 Pennsylvania Avenue, N.W.
Washington, D.C.

COMMON STOCK PRICES AND DIVIDENDS

	Stock Price		Dividends Declared
	High	Low	Per Share
2001 – First quarter	47.81	37.25	$ 0.060
– Second quarter	50.50	38.13	0.065
– Third quarter	49.72	40.50	0.065
– Fourth quarter	41.50	27.30	0.065
2000 – First quarter	34¾	26⅛	$ 0.055
– Second quarter	38	29½	0.060
– Third quarter	42⅜	34⅝	0.060
– Fourth quarter	43½	34⅛	0.060

TELEPHONE NUMBERS
For reservations or information, call:

Marriott Hotels, Resorts and Suites	800/228-9290
Courtyard	800/321-2211
Fairfield Inn	800/228-2800
Residence Inn	800/331-3131
The Ritz-Carlton Hotel Company, L.L.C.	800/241-3333
SpringHill Suites	888/287-9400
Renaissance Hotels, Resorts and Suites	800/468-3571
Ramada International Hotels and Resorts	800/854-7854
TownePlace Suites	800/257-3000
Bulgari Hotels & Resorts	678/420-6500
Marriott Vacation Club International	800/332-1333
The Ritz-Carlton Club	800/941-4386
Horizons by Marriott Vacation Club	888/220-2086
Marriott Grand Residence Club	866/204-7263
Marriott ExecuStay	888/840-7829
Marriott Conference Centers	800/453-0309
Marriott Executive Apartments	800/800-5744
Marriott Senior Living Services	800/880-3131
Marriott Distribution Services	301/380-2391

DEVELOPMENT INQUIRIES

Lodging	
Full-Service	301/380-3200
Select-Service and Extended-Stay	301/380-5237
Latin America	301/380-7156
Europe, Middle East and Africa	011-411-723-5100
Asia/Pacific	011-852-2521-1848
Senior Living Services	301/380-7879


Marriott
75 years
SPIRIT TO SERVE

As we celebrate our company's anniversary in 2002, we recognize much more than just 75 years of growth and service excellence. We pay tribute to the driving force behind Marriott's success — our terrific people and our long-standing culture of "Spirit to Serve."


Marriott

Marriott International, Inc. Marriott Drive, Washington, D.C. 20058
www.marriott.com